'05 05/12 09:26 FAX 4686111549 SEB INFO 001

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*** SÄNDNINGSFEL RAPPORT ***
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Dear Sire or Madame!

EJ FULLSTÄNDIG SÄNDNING

Could not get through your fax.
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Teri-Leena Gröning
SEB Communication & Investor Relations

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05008242


SEB

Group Communications & Investor Relations

Stockholm, May 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624
Number of pages: 51 (incl this sheet)

Re: Skandinaviska Enskilda Banken AB (publ) – File No: 82-3637

Ladies and Gentleman:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Per Anders Fasth
Head of Group Communications & Investor Relations

dlw 5/24



Group Communications & Investor Relations

Stockholm, May 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624
Number of pages: 51 (incl this sheet)

Re: Skandinaviska Enskilda Banken AB (publ) – File No: 82-3637

Ladies and Gentleman:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Per Anders Fasth
Head of Group Communications & Investor Relations

For and behalf of
Skandinaviska Enskilda Banken

(Enclosure)


SEB

Appendix 1 SEB Trygg Liv

SEB Trygg Liv represents the SEB Group's life insurance business. Operations comprise unit-linked and traditional insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv has almost 1.5 million customers, 1,195 employees and operates in Sweden, Denmark, Ireland, Luxembourg, UK and Finland. Sales are directed towards Nordic customers.

Later in 2005 the SEB life insurance operations in the Baltic countries will be reported in this appendix, to get a full picture of the SEB Group's whole life insurance business.

SEB Trygg Liv Sweden

The Swedish operations are conducted partly according to a bank-assurance concept, i.e. an integrated banking and insurance business, and partly through insurance brokers. The purpose of the bank-assurance concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. Since 1995 the share has increased from 24 to more than 40 per cent.

Improved market position

Sales focus is on unit-linked, which represents some 90 per cent of total sales. SEB Trygg Liv is the market leader in Sweden within new business unit-linked insurance with a share of 34.8 per cent (29.5) as of 31 December 2004*.

Distribution channels are SEB's branch offices, own sales force and insurance brokers.

Growing occupational pension business

Corporate sales have gradually grown to an increasing share of total sales.

SEB Trygg Liv is the market leader within new business unit-linked occupational pension, with a share of 34.1 per cent (28.1) as of 31 December 2004*.

SEB Trygg Liv also offers administration and management of pension foundations. SEB Trygg Liv Pensionstjänst (Pension Service) is the leading Swedish company in this field.

As per 1 January 2005, Fondförsäkringsaktiebolaget SEB Trygg Liv took over the sickness and health insurances as well as occupational pensions for certain SEB personnel from Nya Livförsäkringsaktiebolaget (operates under mutual regulations). With that SEB has incentives to invest within the sickness and health insurance area, a growth market well connected to the core business occupational pension. The transferred groups of insurances had former accumulated tax losses of SEK 180m, that were absorbed through group contribution via SEB Trygg Liv Holding at the point of transfer. The transferred assets under management amount to SEK 3bn.

Also strong in the private market

In the private market SEB Trygg Liv has a strong position within new business unit-linked endowment insurance with a market share of 36.2 per cent (32.3)*.

Sales of private pension savings are relatively stable and SEB's sales in this area consist mainly of the product IPS, Individual Pension Savings. SEB is one of the leading suppliers within non-insurance-related pension savings based on payments.

Gamla and Nya Livförsäkringsaktiebolaget

The traditional insurance business is operated in Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. The entities are operated according to mutual principles and are not consolidated with the SEB Trygg Liv Holding Group. Gamla Livförsäkringsaktiebolaget is closed for new business.

The transfer of insurances from Nya Liv to Fondförsäkringsaktiebolaget, increased Nya Liv's solvency quota from 1.86 to 2.47, based on year-end figures.

The policy holder organisation, the Trygg Foundation, has the purpose to secure policy holders' influence in Gamla Livförsäkringsaktiebolaget. The Trygg Foundation is entitled to;

- Appoint two Members of the Board of Gamla Livförsäkringsaktiebolaget and, jointly with SEB, to appoint the Chairman of the Board, which has five members.
- Appoint the majority of Members and the Chairman of the Finance Delegation, which is responsible for asset management within Gamla Livförsäkringsaktiebolaget.

* The market share statistics for the first quarter 2005 is not available at publishing date of this report.

SEB Life

The operations of the Irish company SEB Life (Ireland) are focused primarily on sales of Portfolio Bond, the international endowment insurance, and the new product Personal Life Portfolio Bond (endowment pension). Sales are concentrated mainly to the Swedish market. During 2004, the company opened a branch office in Luxembourg, with sales focused on Swedes living abroad.

SEB Trygg Liv also comprises SEB Trygg Life in the UK. The company manages a portfolio of unit-linked insurance policies, most of which were developed during the 1990's when many Swedes invested their savings in foreign insurance products. The company has no new sales today.

Codan Pension, Denmark

The acquisition of Codan Pension in Denmark was part of SEB's ambition to strengthen its position in northern Europe and within the area of life insurance. The acquisition was completed on 1 October, 2004. The SEB Trygg Liv Group hereby got a second home market in Denmark adding approximately 400 employees and some 300,000 customers. In 2005 Codan Pension will be re-branded to SEB Pension.

Codan Pension's products

Codan Pension sells savings, life, sickness and disability insurance to private individuals and corporate clients via private and corporate salespersons, via Codan Forsikring (general insurance) and via insurance brokers.

Savings insurance is available both as unit-linked and traditional insurance (in a profit-distributing company). In the private market, unit-linked insurance accounts for 90 per cent of sales, while 75 per cent of the corporate market consists of traditional insurance, since certain companies, still do not allow unit-linked insurance as a part of an occupational pension plan.

Growing occupational pension market

The Danish occupational pension market has achieved annual growth of 10 per cent since 2000, while the private market has shown virtually zero-growth. Codan Pension's growth rate within occupational pension has been in the range of 15-18 per cent in recent years, and the company has gained market shares, accordingly. Codan Pension's development in the private market has been in line with the general trend. Measured in premium income, Codan Pension is the fourth largest life insurance company in Denmark, with a market share of 9 per cent of the commercial market.

Distribution

Most insurance companies have developed specialised private pension sales units, among others Codan Pension, that primarily concentrate on high-salaried groups and customers with qualified advisory requirements.

Brokers and the insurance companies' corporate sales personnel comprise the two dominant sales channels in the occupational pension market.

Sales volume insurance (weighted)

SEK M	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Total	**10 934**	**9 386**	**5 820***	**8 210***	**8 338***	**7 725***
SEB Trygg Liv/Life	**9 204**	**7 254**	**5 820**	**8 210**	**8 338**	**7 725**
Traditional life insurance	561	606	518	664	751	811
Unit-linked insurance	8 643	6 648	5 302	7 546	7 587	6 914
Private paid	3 598	2 596	1 089	1 390	2 064	2 040
Corporate paid	5 606	4 658	4 731	6 820	6 274	5 685
Codan Pension	**1 730**	**2 132**				
Traditional life insurance	827	868				
Unit-linked insurance	903	1 264				
Private paid	546	931				
Corporate paid	1 184	1 201				

*) Excluding Codan Pension, that was acquired 1 October 2004

Premium income and Assets under management

SEK M	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Premium income						
Total	**7 229**	**6 456**	**3 059***	**3 463***	**3 961***	**3 961***
SEB Trygg Liv/Life	**6 020**	**4 623**	**3 059**	**3 463**	**3 961**	**3 961**
Traditional insurance	940	1 296	827	904	1 021	1 487
Unit-linked insurance	5 080	3 327	2 232	2 559	2 940	2 474
Codan Pension	**1 209**	**1 833**	**[1089]**	**[1 044]**	**[982]**	**[1 768]**
Traditional insurance	903	1 486	902	880	817	1 539
Unit-linked insurance	204	249	117	91	100	131
Health insurance	102	98	70	73	65	98
Assets under management						
Total	**326 700**	**311 800**	**224 400***	**223 800***	**224 700***	**214 300***
SEB Trygg Liv/Life	**237 800**	**232 900**	**224 400**	**223 800**	**224 700**	**214 300**
Traditional insurance	167 800	166 800	161 700	161 200	163 300	157 900
Unit-linked insurance	70 000	66 100	62 700	62 600	61 400	56 400
Codan Pension	**88 900**	**78 900**	**[77 300]**	**[76 100]**	**[77 300]**	**[75 100]**
Traditional insurance	87 700	77 900	76 500	75 400	76 700	74 600
Unit-linked insurance	1 200	1 000	800	700	600	500

*) Excluding Codan Pension, that was acquired 1 October 2004

Profit and loss account

SEK M	Q1 2005	Q4 2004	Q3 2004*	Q2 2004*	Q1 2004*	Q4 2003**
Administration agreements, traditional insurance	76	108	98	97	101	110
Unit-linked insurance	305	306	279	279	268	250
Other[1]	281	278	38	31	49	46
Total operating income	**662**	**692**	**415**	**407**	**418**	**406**
Operating expenses	-573	-489	-329	-400	-409	-380
Capitalisation of acquisition costs, net	112	77	47	95	97	51
Other	-30	-27	-13	-3	-8	-13
Total expenses	**-491**	**-439**	**-295**	**-308**	**-320**	**-342**
Operating profit	**171**	**253**	**120**	**99**	**98**	**64**
Change in surplus values, gross	380	597	305	419	422	515
Deferred acquisition costs, net	-112	-77	-47	-95	-97	-51
Business result	**439**	**773**	**378**	**423**	**423**	**528**
Change in assumptions [2]	-39	789				-35
Financial effects due to short term market fluctuations	223	108	-147	-86	226	121
Total result net	623	1 670	231	337	649	614
Expense ratio, % [3]	7.9	7.6	10.8	11.6	10.3	9.6
Return on business equity, % [4]	17.1	30.1	23.7	27.1	27.7	35.4

[1] Including Codan Pension from Q4 2004 and from Q1 2005 also income related to the transferred health insurance business from Nya Liv.

[2] In Q4 2004 the discount rate was changed from 9 to 8 per cent and in Q1 2005 the lapse rate in the UK business was changed from 7.5 to 10 per cent.

[3] *Operating expenses as percentage of premiums paid.*

[4] Total business result in relation to allocated capital, annual basis after deduction of 28 per cent theoretical tax.

* Excluding Codan Pension, that was acquired 1 October 2004

** Q4 2003 is not recalculated according to new IFRS standards

Surplus value accounting, **excluding Codan Pension**

Balance (after deduction of capitalised acquisition costs), SEK M	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003*
Opening balance [6]	**7 528**	**6 111**	**6 000**	**5 762**	**5 211**	**4 661**
Present value of new sales [1]	501	366	310	414	435	419
Return on existing policies	207	169	171	172	179	116
Realised surplus value in existing policies	-222	-177	-175	-174	-175	-122
Actual outcome compared to assumptions [2]	-106	239	-1	7	-17	102
Change in surplus values from ongoing business, gross	**380**	**597**	**305**	**419**	**422**	**515**
Capitalisation of acquisition cost for the period	-187	-141	-106	-156	-157	-155
Amortisation of capitalised acquisition cost	75	64	59	61	60	104
Change in surplus values from ongoing business, net [3]	**268**	**520**	**258**	**324**	**325**	**464**
Change in assumptions [4]	-39	789	0	0	0	-35
Financial effects due to short term market fluctuations [5]	223	108	-147	-86	226	121
Total change in surplus values	**452**	**1 417**	**111**	**238**	**551**	**550**
Closing balance [6]	**7 980**	**7 528**	**6 111**	**6 000**	**5 762**	**5 211**

[1] Sales defined as new contracts and extra premiums in existing contracts.

[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result. In Q1 2005 the effect includes increased surrenders of endowment insurances due to abolished inheritance tax in Sweden.

[3] Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

[4] In Q4 2004 the discount rate was changed from 9 to 8 per cent and in Q1 2005 the surrender rate in the UK business was changed from 7.5 to 10 per cent.

[5] Assumed unit growth is 6 per cent, i.e. 1.5 per cent per quarter. Actual growth results in positive or negative financial effects.

[6] Estimated surplus value according to the above is not included in the statutory balance sheet. Capitalised acquisition costs (SEK 1,897m by 31 March 2005) are deducted from the surplus value closing balance.

* Q4 2003 is not recalculated according to new IFRS standards

Surplus values

Surplus values are the present values of future profits from written insurance policies. They are calculated to better evaluate the profitability of a life insurance business since an insurance policy often has a long duration. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the point of sale. That leads to an imbalance between income and costs at the time when a policy is signed.

SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting. The reporting is according to international practice and is reviewed by an external party.

At present no surplus values are calculated for the Danish operations.

Assumptions in the calculation of surplus value

The surplus value calculation is based on different assumptions, to be adjusted when needed to correspond to long-term development.

Discount rate	8%
Surrender of endowment insurance contracts	5%
Lapse rate of regular premiums, unit-linked	10%
Growth in fund units	6%
Inflation CPI / Inflation expenses	2% / 3%
Right to transfer policy (unit-linked)	1%
Mortality	According to industry experience

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. A change of the discount rate by +1/-1 percentage point gives an effect of SEK -917/+1,067m

A higher or lower return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1/-1 percentage point will give a change in surplus value of SEK +958/-841m.

New business profit, **excluding Codan Pension**

One way to analyse the result of sales efforts is to determine the sales margin for new business. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume .

SEK M	Q1 2005	Full year 2004	Full year 2003	Full year 2002
Sales volume weighted (regular+single/10)	**921**	**2 962**	**2 765**	**2 391**
Present value of new sales*	501	1 525	1 409	1 181
Selling expenses	-277	-947	-909	-801
Profit - new business	**224**	**578**	**500**	**380**
Sales margin - new business	24.3%	19.5%	18.1%	15.9%

*) Changed discount rate from 9 to 8 per cent at the end of 2004.

Embedded value

SEK m	31 Mar 2005	31 Dec 2004	31 Dec 2003*	31 Dec 2002*
Equity[1]	6 924	6 482	2 952	2 960
Surplus value [2]	7 980	7 528	5 211	3 270

[1] Including Codan Pension from 2004

[2] Excluding Codan Pension. At present no surplus values are calculated for the Danish operations.

*) 2002 and 2003 are not recalculated according to new IFRS standards

Traditional insurance, Sweden

As per 31 March 2005	Gamla Liv	Nya Liv
Assets under management, net assets, SEK m	156 900	7 800
Result of the period, SEK m	2 649	-17
Premium income, SEK m	565	247
Collective consolidation ratio[1] retrospective reserve, %	107	101
Bonus rate, %	4	3
Solvency ratio [2], %	165	111
Capital base, SEK m	62 148	826
Required solvency margin, SEK m	4 021	345
Solvency quota [3]	15.4	2.4
Total return, %	2.2	0.4
Share of equities/equity exposure, %	35	0
Share of fixed income, %	56	100
Share of real estate, %	9	0

[1] The collective consolidation ratio shows the company's assets in relation to its commitments to policyholders. The commitments include both guaranteed and not-guaranteed values.

[2] The company's net assets (incl. share capital and subordinated debts) in relation to the guaranteed commitments in the form of technical provisions.

[3] Quota capital base/required solvency margin.

Appendix 2 Credit Exposure

Credit Exposure by Industry, SEK bn

(before provisions for possible credit losses)

	Total			
	31 Mar 2005	%	31 Dec 2004	%
Banks [1]	**226.1**	**18.9%**	**205.9**	**18.2%**
Corporate	**376.8**	**31.5%**	**346.0**	**30.4%**
Finance and insurance	49.8	4.2%	42.3	3.7%
Wholesale and retail	43.8	3.7%	42.1	3.7%
Transportation	32.5	2.7%	30.7	2.7%
Other service industries	57.8	4.8%	52.9	4.7%
Construction	11.3	0.9%	10.7	0.9%
Manufacturing	87.3	7.3%	78.4	6.9%
Other	94.3	7.9%	88.9	7.8%
Property Management	**150.3**	**12.5%**	**146.2**	**12.9%**
Public Sector [2]	**167.7**	**14.0%**	**164.2**	**14.5%**
Households	**277.1**	**23.1%**	**272.0**	**24.0%**
Mortgage loans	212.9	17.7%	206.6	18.2%
Other	64.2	5.4%	65.4	5.8%
Total credit portfolio	**1,198.0**	**100.0%**	**1,134.3**	**100.0%**
Other credit exposure:				
Repos	**148.0**		**172.6**	
Credit institutions	102.0		93.8	
General public	46.0		78.8	
Bonds and other interest bearing securities	**309.2**		**274.5**	

1) Including National Debt Office

2) Including state- and municipality-owned companies

Credit Exposure*, Emerging Markets, SEK bn

	31 Mar 2005	31 Dec 2004
Asia	**6.6**	**6.9**
Hong Kong	1.6	2.0
Korea	1.4	1.4
China	1.4	1.3
Latin America	**1.8**	**1.6**
Brazil	1.0	0.9
Eastern and Central Europe	**2.4**	**2.2**
Russia	0.9	0.7
Africa and Middle East	**3.6**	**3.5**
Iran	1.1	1.4
Saudi Arabia	0.5	0.4
Total - gross	**14.4**	**14.2**
Reserve	0.7	0.7
Total - *net*	**13.7**	**13.5**

*) Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3 Capital base for the SEB Financial Group of Undertakings

SEK M	March 2005	December 2004
Total equity in the balance sheet (1)	52 692	51 008
./. Decided dividend for preceding year (excl repurchased shares)	-2 902	-2 908
./. Estimated dividend for current year (excl repurchased shares)	-726	
./. Deduction from the financial group of undertakings (2)	-1 477	-1 162
=Total equity in the capital adequacy	**47 587**	**46 938**
Core capital contribution	7 363	3 314
Minority interest (3)	780	869
./. Goodwill (4)	-5 513	-5 106
./. Other intangible assets	-449	-495
./. Deferred tax assets	-1 606	-1 254
./. Neutrality adjustment for hedge contracts (5)	1 260	
./. Other neutrality adjustments (6)	-344	
= Core capital (tier 1)	**49 078**	**44 266**
Dated subordinated debt	18 529	21 845
./. Deduction for remaining maturity	-1 279	-950
Perpetual subordinated debt	6 008	5 378
= Supplementary capital (tier 2)	**23 258**	**26 273**
./. Deductions for investments in insurance companies (7)	-11 690	-11 459
./. Deductions for other investments outside the financial group of undertakings	-351	-401
= Capital base	**60 295**	**58 679**

To note:

Total equity in the balance sheet (1) is calculated according to IFRS for 31 March 2005; the year-end 2004 number stands as reported under the previous accounting standards. The 31 March number includes the Group's first-quarter profit, which has been reviewed by the auditors.

The deduction (2) from total equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest (3) and goodwill (4) included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (4) includes only goodwill from acquisitions of companies in the financial group of undertakings. Goodwill related to insurance acquisitions (SEK 5,721m) is reflected in the deduction of investments in insurance companies from the capital base (7).

The neutrality adjustment (5) refers to differences in how hedging contracts are acknowledged in the capital adequacy regulation, as compared to in the balance sheet according to IFRS.

The adjustment (6) mainly relates to surplus values in Available For Sale portfolios, which should not be included when computing the capital base.

On 31 March 2005 the parent company's core capital (tier 1) was SEK 38,359m (36,671), and the corresponding core capital ratio was 16.9 per cent (17.2).

Appendix 4 Market risk

The Group's risk taking in trading operations is measured by so-called value at risk, VaR. The Group has chosen a level of 99 per cent probability and a ten-day period. The table below shows the risk by risk type. Average VaR decreased during the quarter since the low market volatility from the last quarter of 2004 continued - especially as concerns interest related instruments.

An increase of the market interest rates with one percentage point would, as per quarter-end, have implied a value decrease of the Group's interest bearing assets and liabilities, including derivatives, by SEK 2,700m (2,800).

SEK M	Min	Max	31 Mar 2005	Average 2005	Average 2004
Interest risk	24	61	35	40	60
Currency risk	9	40	28	16	16
Equity risk	4	65	41	16	16
Diversification			-41	-25	-28
Total	**32**	**69**	**63**	**47**	**64**

Appendix 5 Profit and loss accounts by quarter

The SEB Group

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	3 377	3 387	3 520	3 498	3 459	3 368	3 356	3 368	3 536	13 782	13 551
Net fee and commission income	2 509	2 556	2 679	2 811	2 941	2 973	2 731	3 059	2 944	10 555	11 704
Net financial income	490	542	412	640	830	430	384	532	754	2 084	2 176
Net life insurance income	220	242	273	302	295	271	278	557	532	1 037	1 401
Net other income	258	209	140	226	123	369	287	430	163	833	1 209
Total operating income	**6 854**	**6 936**	**7 024**	**7 477**	**7 648**	**7 411**	**7 036**	**7 946**	**7 929**	**28 291**	**30 041**
Staff costs	-2 790	-2 764	-2 701	-2 750	-2 885	-2 887	-2 822	-2 985	-3 113	-11 005	-11 579
Other expenses	-1 679	-1 656	-1 677	-1 826	-1 704	-1 786	-1 601	-1 936	-1 814	-6 838	-7 027
Net Deferred Acquisition Costs	53	70	48	51	97	95	47	77	112	222	316
Depreciation, amortisation and impairment of tangible and intangible assets	-224	-207	-207	-217	-214	-259	-182	-277	-232	-855	-932
Restructuring costs					-75	-49	-39				-163
Total operating expenses	**-4 640**	**-4 557**	**-4 537**	**-4 742**	**-4 781**	**-4 886**	**-4 597**	**-5 121**	**-5 047**	**-18 476**	**-19 385**
Profit before credit losses etc	**2 214**	**2 379**	**2 487**	**2 735**	**2 867**	**2 525**	**2 439**	**2 825**	**2 882**	**9 815**	**10 656**
Gains less losses from tangible and intangible assets					4		10	86	4		100
Net credit losses etc *	-214	-189	-273	-330	-212	-135	-166	-188	-197	-1 006	-701
Operating profit	**2 000**	**2 190**	**2 214**	**2 405**	**2 659**	**2 390**	**2 283**	**2 723**	**2 689**	**8 809**	**10 055**
Income tax expense	-524	-592	-603	-528	-699	-675	-529	-770	-685	-2 247	-2 673
Net profit	**1 476**	**1 598**	**1 611**	**1 877**	**1 960**	**1 715**	**1 754**	**1 953**	**2 004**	**6 562**	**7 382**
Attributable to minority interests	8	-2	4	2	5	6	6		5	12	17
Attributable to equity holders	**1 468**	**1 600**	**1 607**	**1 875**	**1 955**	**1 709**	**1 748**	**1 953**	**1 999**	**6 550**	**7 365**

* *including change in value of seized assets*

Corporate & Institutions
Total

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	1 156	1 148	1 135	1 164	1 200	1 143	1 120	1 154	1 093	4 603	4 617
Net fee and commission income	919	902	852	986	978	1 011	902	940	941	3 659	3 831
Net financial income	387	495	382	545	685	406	267	421	618	1 809	1 779
Net other income	68	59	1	39	51	46	109	80	39	167	286
Total operating income	**2 530**	**2 604**	**2 370**	**2 734**	**2 914**	**2 606**	**2 398**	**2 595**	**2 691**	**10 238**	**10 513**
Staff costs	-821	-802	-783	-893	-906	-881	-855	-926	-986	-3 299	-3 568
Other expenses	-560	-553	-518	-540	-543	-603	-542	-621	-552	-2 171	-2 309
Depreciation, amortisation and impairment of tangible and intangible assets	-27	-31	-25	-28	-20	-22	-20	-29	-18	-111	-91
Total operating expenses	**-1 408**	**-1 386**	**-1 326**	**-1 461**	**-1 469**	**-1 506**	**-1 417**	**-1 576**	**-1 556**	**-5 581**	**-5 968**
Profit before credit losses etc	**1 122**	**1 218**	**1 044**	**1 273**	**1 445**	**1 100**	**981**	**1 019**	**1 135**	**4 657**	**4 545**
Gains less losses from tangible and intangible assets					1						1
Net credit losses etc	-59	-5	-52	-70	-39	-6	-13	42	-15	-186	-16
Operating profit	**1 063**	**1 213**	**992**	**1 203**	**1 407**	**1 094**	**968**	**1 061**	**1 120**	**4 471**	**4 530**

Corporate & Institutions
Merchant Banking

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	1 160	1 159	1 139	1 168	1 167	1 131	1 110	1 149	1 091	4 626	4 557
Net fee and commission income	603	612	559	671	610	712	663	622	547	2 445	2 607
Net financial income	357	475	341	495	664	385	254	380	576	1 668	1 683
Net other income	50	21	25	35	51	33	107	68	38	131	259
Total operating income	**2 170**	**2 267**	**2 064**	**2 369**	**2 492**	**2 261**	**2 134**	**2 219**	**2 252**	**8 870**	**9 106**
Staff costs	-630	-615	-620	-695	-677	-695	-703	-674	-742	-2 560	-2 749
Other expenses	-454	-454	-416	-457	-446	-505	-452	-516	-449	-1 781	-1 919
Depreciation, amortisation and impairment of tangible and intangible assets	-13	-17	-12	-16	-11	-13	-12	-22	-11	-58	-58
Total operating expenses	**-1 097**	**-1 086**	**-1 048**	**-1 168**	**-1 134**	**-1 213**	**-1 167**	**-1 212**	**-1 202**	**-4 399**	**-4 726**
Profit before credit losses etc	**1 073**	**1 181**	**1 016**	**1 201**	**1 358**	**1 048**	**967**	**1 007**	**1 050**	**4 471**	**4 380**
Gains less losses from tangible and intangible assets											
Net credit losses etc	-59	-1	-52	-71	-39	-6	-12	41	-15	-183	-16
Operating profit	**1 014**	**1 180**	**964**	**1 130**	**1 319**	**1 042**	**955**	**1 048**	**1 035**	**4 288**	**4 364**

Corporate & Institutions
Enskilda Securities

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	-4	-11	-4	-4	33	12	10	5	2	-23	60
Net fee and commission income	316	290	293	315	368	299	239	318	394	1 214	1 224
Net financial income	30	20	41	50	21	21	13	41	42	141	96
Net other income	18	38	-24	4		13	2	12	1	36	27
Total operating income	**360**	**337**	**306**	**365**	**422**	**345**	**264**	**376**	**439**	**1 368**	**1 407**
Staff costs	-191	-187	-163	-198	-229	-186	-152	-252	-244	-739	-819
Other expenses	-106	-99	-102	-83	-97	-98	-90	-105	-103	-390	-390
Depreciation, amortisation and impairment of tangible and intangible assets	-14	-14	-13	-12	-9	-9	-8	-7	-7	-53	-33
Total operating expenses	**-311**	**-300**	**-278**	**-293**	**-335**	**-293**	**-250**	**-364**	**-354**	**-1 182**	**-1 242**
Profit before credit losses etc	**49**	**37**	**28**	**72**	**87**	**52**	**14**	**12**	**85**	**186**	**165**
Gains less losses from tangible and intangible assets					1						1
Net credit losses etc		-4		1			-1	1		-3	
Operating profit	**49**	**33**	**28**	**73**	**88**	**52**	**13**	**13**	**85**	**183**	**166**

Nordic Retail & Private Banking
Total

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	1 044	1 048	1 074	1 081	1 094	1 050	1 115	1 114	1 083	4 247	4 373
Net fee and commission income	756	798	852	920	944	925	877	1 034	1 003	3 326	3 780
Net financial income	34	39	41	37	46	42	33	44	43	151	165
Net other income	34	67	25	30	29	29	22	3	16	156	83
Total operating income	**1 868**	**1 952**	**1 992**	**2 068**	**2 113**	**2 046**	**2 047**	**2 195**	**2 145**	**7 880**	**8 401**
Staff costs	-623	-643	-650	-658	-682	-709	-741	-723	-705	-2 574	-2 855
Other expenses	-589	-596	-572	-635	-613	-610	-558	-640	-643	-2 392	-2 421
Depreciation, amortisation and impairment of tangible and intangible assets	-11	-13	-9	-22	-10	-9	-9	-19	-16	-55	-47
Total operating expenses	**-1 223**	**-1 252**	**-1 231**	**-1 315**	**-1 305**	**-1 328**	**-1 308**	**-1 382**	**-1 364**	**-5 021**	**-5 323**
Profit before credit losses etc	**645**	**700**	**761**	**753**	**808**	**718**	**739**	**813**	**781**	**2 859**	**3 078**
Gains less losses from tangible and intangible assets								82			82
Net credit losses etc	-43	-51	-25	-75	-44	-41	-43	-66	-52	-194	-194
Operating profit	**602**	**649**	**736**	**678**	**764**	**677**	**696**	**829**	**729**	**2 665**	**2 966**

Nordic Retail & Private Banking
Retail Banking

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	916	911	918	922	932	884	942	943	910	3 667	3 701
Net fee and commission income	234	248	288	314	361	327	287	367	381	1 084	1 342
Net financial income	28	32	34	31	39	36	28	35	39	125	138
Net other income	14	45	10	9	25	21	15	2	9	78	63
Total operating income	**1 192**	**1 236**	**1 250**	**1 276**	**1 357**	**1 268**	**1 272**	**1 347**	**1 339**	**4 954**	**5 244**
Staff costs	-384	-418	-404	-415	-433	-454	-478	-451	-445	-1 621	-1 816
Other expenses	-394	-400	-389	-428	-454	-422	-385	-431	-446	-1 611	-1 692
Depreciation, amortisation and impairment of tangible and intangible assets	-2	-3	-1	-14	-4	-4	2	-7	-7	-20	-13
Total operating expenses	**-780**	**-821**	**-794**	**-857**	**-891**	**-880**	**-861**	**-889**	**-898**	**-3 252**	**-3 521**
Profit before credit losses etc	**412**	**415**	**456**	**419**	**466**	**388**	**411**	**458**	**441**	**1 702**	**1 723**
Gains less losses from tangible and intangible assets											
Net credit losses etc	-17	-8	4	-48	-19	-15	-19	-29	-36	-69	-82
Operating profit	**395**	**407**	**460**	**371**	**447**	**373**	**392**	**429**	**405**	**1 633**	**1 641**

Nordic Retail & Private Banking
Private Banking

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	75	75	73	76	71	69	70	69	70	299	279
Net fee and commission income	170	186	206	228	223	213	196	228	221	790	860
Net financial income	6	7	7	6	7	6	5	9	4	26	27
Net other income	1	-4	-5	-5	-1	2	-1			-13	
Total operating income	**252**	**264**	**281**	**305**	**300**	**290**	**270**	**306**	**295**	**1 102**	**1 166**
Staff costs	-120	-113	-117	-117	-117	-117	-117	-119	-113	-467	-470
Other expenses	-65	-63	-53	-56	-32	-44	-40	-42	-50	-237	-158
Depreciation, amortisation and impairment of tangible and intangible assets	-3	-3	-3	-3	-2	-2	-2	-5	-2	-12	-11
Total operating expenses	**-188**	**-179**	**-173**	**-176**	**-151**	**-163**	**-159**	**-166**	**-165**	**-716**	**-639**
Profit before credit losses etc	**64**	**85**	**108**	**129**	**149**	**127**	**111**	**140**	**130**	**386**	**527**
Gains less losses from tangible and intangible assets											
Net credit losses etc		-1		-1	2			-2		-2	
Operating profit	**64**	**84**	**108**	**128**	**151**	**127**	**111**	**138**	**130**	**384**	**527**

Nordic Retail & Private Banking

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEB Kort

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	53	62	83	83	91	97	103	102	103	281	393
Net fee and commission income	352	364	358	378	351	381	395	435	396	1 452	1 562
Net financial income											
Net other income	19	26	20	26	14	10	7	5	12	91	36
Total operating income	**424**	**452**	**461**	**487**	**456**	**488**	**505**	**542**	**511**	**1 824**	**1 991**
Staff costs	-119	-112	-129	-126	-132	-138	-146	-153	-147	-486	-569
Other expenses	-130	-133	-130	-151	-127	-144	-133	-167	-147	-544	-571
Depreciation, amortisation and impairment of tangible and intangible assets	-6	-7	-5	-5	-4	-3	-9	-7	-7	-23	-23
Total operating expenses	**-255**	**-252**	**-264**	**-282**	**-263**	**-285**	**-288**	**-327**	**-301**	**-1 053**	**-1 163**
Profit before credit losses etc	**169**	**200**	**197**	**205**	**193**	**203**	**217**	**215**	**210**	**771**	**828**
Gains less losses from tangible and intangible assets								82			82
Net credit losses etc	-26	-42	-29	-26	-27	-26	-24	-35	-16	-123	-112
Operating profit	**143**	**158**	**168**	**179**	**166**	**177**	**193**	**262**	**194**	**648**	**798**

SEB AG Group

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

Adapted to Swedish Accounting Principles and based on business equity

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	973	970	1 025	958	946	951	955	946	1 057	3 926	3 798
Net fee and commission income	414	419	492	454	487	491	459	560	529	1 779	1 997
Net financial income	46	25	-20	54	95	-22	16	-52	-124	105	37
Net other income	74	42	55	121	31	25	48	204	81	292	308
Total operating income	**1 507**	**1 456**	**1 552**	**1 587**	**1 559**	**1 445**	**1 478**	**1 658**	**1 543**	**6 102**	**6 140**
Staff costs	-710	-710	-679	-618	-619	-613	-609	-623	-611	-2 717	-2 464
Other expenses	-419	-368	-391	-465	-439	-413	-405	-442	-431	-1 643	-1 699
Depreciation, amortisation and impairment of tangible and intangible assets	-64	-61	-58	-67	-59	-60	-57	-126	-72	-250	-302
Restructuring costs					-75	-49	-39				-163
Total operating expenses	**-1 193**	**-1 139**	**-1 128**	**-1 150**	**-1 192**	**-1 135**	**-1 110**	**-1 191**	**-1 114**	**-4 610**	**-4 628**
Profit before credit losses etc	**314**	**317**	**424**	**437**	**367**	**310**	**368**	**467**	**429**	**1 492**	**1 512**
Gains less losses from tangible and intangible assets								4			4
Net credit losses etc	-97	-149	-209	-180	-110	-78	-112	-146	-132	-635	-446
Operating profit	**217**	**168**	**215**	**257**	**257**	**232**	**256**	**325**	**297**	**857**	**1 070**

German Retail & Mortgage Banking

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	842	837	894	825	786	804	796	727	834	3 398	3 113
Net fee and commission income	286	287	353	290	330	319	298	390	355	1 216	1 337
Net financial income	17	-10	-49	25	78	-58	41	22	-82	-17	83
Net other income	57	39	45	118	30	32	52	203	78	259	317
Total operating income	**1 202**	**1 153**	**1 243**	**1 258**	**1 224**	**1 097**	**1 187**	**1 342**	**1 185**	**4 856**	**4 850**
Staff costs	-620	-619	-587	-505	-521	-508	-504	-500	-509	-2 331	-2 033
Other expenses	-300	-266	-282	-345	-357	-312	-305	-341	-326	-1 193	-1 315
Depreciation, amortisation and impairment of tangible and intangible assets	-60	-57	-55	-64	-55	-57	-52	-126	-70	-236	-290
Restructuring costs					-75	-49	-39				-163
Total operating expenses	**-980**	**-942**	**-924**	**-914**	**-1 008**	**-926**	**-900**	**-967**	**-905**	**-3 760**	**-3 801**
Profit before credit losses etc	**222**	**211**	**319**	**344**	**216**	**171**	**287**	**375**	**280**	**1 096**	**1 049**
Gains less losses from tangible and intangible assets								4			4
Net credit losses etc	-97	-115	-173	-188	-110	-76	-113	-146	-124	-573	-445
Operating profit	**125**	**96**	**146**	**156**	**106**	**95**	**174**	**233**	**156**	**523**	**608**

Eastern European Banking

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	315	345	350	360	372	390	398	400	415	1 370	1 560
Net fee and commission income	144	172	176	167	170	191	193	206	193	659	760
Net financial income	54	61	51	39	51	40	53	65	63	205	209
Net life insurance income	11	15	15	11	16	10	12	19	10	52	57
Net other income	21	22	20	72	24	26	28	13	21	135	91
Total operating income	**545**	**615**	**612**	**649**	**633**	**657**	**684**	**703**	**702**	**2 421**	**2 677**
Staff costs	-173	-179	-174	-168	-180	-175	-176	-178	-184	-694	-709
Other expenses	-114	-123	-145	-157	-116	-130	-136	-152	-128	-539	-534
Depreciation, amortisation and impairment of tangible and intangible assets	-50	-48	-47	-51	-49	-50	-50	-47	-49	-196	-196
Total operating expenses	**-337**	**-350**	**-366**	**-376**	**-345**	**-355**	**-362**	**-377**	**-361**	**-1 429**	**-1 439**
Profit before credit losses etc	**208**	**265**	**246**	**273**	**288**	**302**	**322**	**326**	**341**	**992**	**1 238**
Gains less losses from tangible and intangible assets					3	-2		-1	2		
Net credit losses etc	-16	-47	-23	2	-19	-12	-30	-24	-7	-84	-85
Operating profit	**192**	**218**	**223**	**275**	**272**	**288**	**292**	**301**	**336**	**908**	**1 153**

SEB Asset Management

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	19	22	20	22	19	17	20	21	18	83	77
Net fee and commission income	304	290	319	322	373	383	326	434	364	1 235	1 516
Net financial income	1	2	-2	2	1	3	2	3	3	3	9
Net other income	7	3	-1	9	7	1	10	4	2	18	22
Total operating income	**331**	**317**	**336**	**355**	**400**	**404**	**358**	**462**	**387**	**1 339**	**1 624**
Staff costs	-142	-125	-125	-129	-123	-126	-126	-100	-120	-521	-475
Other expenses	-89	-79	-71	-91	-89	-87	-82	-100	-87	-330	-358
Depreciation, amortisation and impairment of tangible and intangible assets	-5	-8	-7	-6	-5	-5	-5	-4	-3	-26	-19
Total operating expenses	**-236**	**-212**	**-203**	**-226**	**-217**	**-218**	**-213**	**-204**	**-210**	**-877**	**-852**
Operating profit	**95**	**105**	**133**	**129**	**183**	**186**	**145**	**258**	**177**	**462**	**772**

SEB Trygg Liv

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	12	12	9	9	9	8	9	7	4	42	33
Net life insurance income	315	332	364	397	412	402	408	685	658	1 408	1 907
Net other income	-4	-5	-1		-3	-3	-2			-10	-8
Total operating income	**323**	**339**	**372**	**406**	**418**	**407**	**415**	**692**	**662**	**1 440**	**1 932**
Staff costs	-128	-133	-124	-131	-137	-141	-131	-225	-229	-516	-634
Other expenses	-225	-247	-221	-246	-274	-256	-206	-285	-367	-939	-1 021
Net Deferred Acquisition Costs	53	70	48	51	97	95	47	77	112	222	316
Depreciation, amortisation and impairment of tangible and intangible assets	-7	-6	-6	-7	-6	-6	-5	-6	-7	-26	-23
Total operating expenses	**-307**	**-316**	**-303**	**-333**	**-320**	**-308**	**-295**	**-439**	**-491**	**-1 259**	**-1 362**
Operating profit *	**16**	**23**	**69**	**73**	**98**	**99**	**120**	**253**	**171**	**181**	**570**
Change in surplus values	244	213	818	464	325	324	258	520	268	1 739	1 427
Business result	**260**	**236**	**887**	**537**	**423**	**423**	**378**	**773**	**439**	**1 920**	**1 997**
Change in assumptions		-59		-35				789	-39	-94	789
Financial effects due to short term fluctuations	-338	441	72	121	226	-86	-147	108	223	296	101
Total result	**-78**	**618**	**959**	**623**	**649**	**337**	**231**	**1 670**	**623**	**2 122**	**2 887**

* Consolidated in the Group accounts

Other and eliminations

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net interest income	-11	-25	38	37	-21	-44	-102	-55	89	39	-222
Net fee and commission income	100	107	127	126	146	144	135	55	88	460	480
Net financial income	-3	-45	-11	-8	-31	-3	-12	-23	109	-67	-69
Net life insurance income	-106	-105	-106	-106	-133	-141	-142	-147	-136	-423	-563
Net other income	75	24	51	-42	-15	238	68	127	7	108	418
Total operating income	**55**	**-44**	**99**	**7**	**-54**	**194**	**-53**	**-43**	**157**	**117**	**44**
Staff costs	-283	-263	-258	-266	-336	-347	-289	-333	-380	-1 070	-1 305
Other expenses	198	208	132	188	288	212	228	203	289	726	931
Depreciation, amortisation and impairment of tangible and intangible assets	-64	-44	-58	-39	-69	-110	-41	-46	-69	-205	-266
Total operating expenses	**-149**	**-99**	**-184**	**-117**	**-117**	**-245**	**-102**	**-176**	**-160**	**-549**	**-640**
Profit before credit losses etc	**-94**	**-143**	**-85**	**-110**	**-171**	**-51**	**-155**	**-219**	**-3**	**-432**	**-596**
Gains less losses from tangible and intangible assets						2	10	1	2		13
Net credit losses etc	1	29		1			33	6	1	31	39
Operating profit	**-93**	**-114**	**-85**	**-109**	**-171**	**-49**	**-112**	**-212**		**-401**	**-544**

The SEB Group

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

Net fee and commission income

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Issue of securities	29	20	25	91	22	21	7	8	21	165	58
Secondary market shares	412	400	471	476	638	516	413	480	568	1 759	2 047
Secondary market other	43	56	42	49	54	127	69	85	57	190	335
Custody and mutual funds	776	799	885	946	980	1 112	981	1 134	1 096	3 406	4 207
Securities commissions	**1 260**	**1 275**	**1 423**	**1 562**	**1 694**	**1 776**	**1 470**	**1 707**	**1 742**	**5 520**	**6 647**
Payments	399	373	391	387	387	387	393	417	397	1 550	1 584
Card fees	620	659	648	679	646	726	766	812	746	2 606	2 950
Payment commissions	**1 019**	**1 032**	**1 039**	**1 066**	**1 033**	**1 113**	**1 159**	**1 229**	**1 143**	**4 156**	**4 534**
Lending	220	256	178	286	191	272	275	227	174	940	965
Deposits	25	27	69	49	33	32	35	53	24	170	153
Advisory	142	130	101	158	176	180	141	239	212	531	736
Guarantees	50	50	48	50	53	54	55	54	51	198	216
Derivatives	82	80	78	67	109	104	81	54	74	307	348
Other	203	222	282	163	232	117	170	118	160	870	637
Other commissions	**722**	**765**	**756**	**773**	**794**	**759**	**757**	**745**	**695**	**3 016**	**3 055**
Total commission income	**3 001**	**3 072**	**3 218**	**3 401**	**3 521**	**3 648**	**3 386**	**3 681**	**3 580**	**12 692**	**14 236**
Securities commissions	-41	-47	-46	-64	-73	-132	-95	-68	-76	-198	-368
Payment commissions	-301	-322	-315	-340	-335	-364	-392	-434	-384	-1 278	-1 525
Other commissions	-150	-147	-178	-186	-172	-179	-168	-120	-176	-661	-639
Commission expense	**-492**	**-516**	**-539**	**-590**	**-580**	**-675**	**-655**	**-622**	**-636**	**-2 137**	**-2 532**
Securities commissions	1 219	1 228	1 377	1 498	1 621	1 644	1 375	1 639	1 666	5 322	6 279
Payment commissions	718	710	724	726	698	749	767	795	759	2 878	3 009
Other commissions	572	618	578	587	622	580	589	625	519	2 355	2 416
Net fee and commission income	**2 509**	**2 556**	**2 679**	**2 811**	**2 941**	**2 973**	**2 731**	**3 059**	**2 944**	**10 555**	**11 704**

The SEB Group

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

Net financial income

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Equity instruments and related derivatives	366	319	191	125	148	383	263	170	152	1 001	964
Interest bearing instruments and related derivatives	200	149	-54	178	689	-321	382	366	21	473	1 116
Currency related	348	464	464	620	492	433	379	671	607	1 896	1 975
Other financial instruments *	-424	-390	-189	-283	-499	-65	-640	-675		-1 286	-1 879
Net trading income	**490**	**542**	**412**	**640**	**830**	**430**	**384**	**532**	**780**	**2 084**	**2 176**
Net income from other items at fair value									**-26**		
Net financial income	**490**	**542**	**412**	**640**	**830**	**430**	**384**	**532**	**754**	**2 084**	**2 176**

* From 2005 classification is in accordance with IAS 39.

The SEB Group

2004 is restated according to new accounting standards. 2003 are shown on a pro forma basis.

One-offs items

SEK m	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005	Full year 2003	Full year 2004
Net other income											
Gain on sale of Amagerbanken						175	35				210
Gain on sale in non-life insurance operations								90			90
						175	**35**	**90**			**300**
Operating expenses											
Impairment of goodwill					-14	-63					-77
Restructuring costs					-75	-49	-39				-163
					-89	**-112**	**-39**				**-240**
Gains less losses from tangible and intangible assets											
Gain on sale of Euroline SEB Kort								82			82
								82			**82**
Result of one-off items					**-89**	**63**	**-4**	**172**			**142**

Appendix 6 Skandinaviska Enskilda Banken

Profit and loss account - Skandinaviska Enskilda Banken

Condensed	Q1	Q4		Jan - Mar			Full year
SEKm	2005	2004	%	2005	2004	%	2004
Net interest income	1 259	1 166	*8*	1 259	1 385	*-9*	5 047
Net fee and commission income	1 128	1 229	*-8*	1 128	1 199	*-6*	4 813
Net financial income	601	465	*29*	601	646	*-7*	1 778
Net other income	103	1 327	*-92*	103	187	*-45*	1 843
Total operating income	**3 091**	**4 187**	***-26***	**3 091**	**3 417**	***-10***	**13 481**
Staff costs	-1 510	-1 363	*11*	-1 510	-1 424	*6*	-5 663
Other expenses	- 957	-1 175	*-19*	- 957	-989	*-3*	-4 128
Depreciation, amortisation and impairments of tangible and intangible assets	- 78	-78		- 78	-85	*-8*	- 310
Total operating expenses	**-2 545**	**-2 616**	***-3***	**-2 545**	**-2 498**	***2***	**-10 101**
Net credit losses	- 37	25		- 37	-57	*-35*	- 42
Operating profit	**509**	**1 596**	***-68***	**509**	**862**	***-41***	**3 338**
Appropriations	- 207	4 808	*-104*	- 207	-303	*-32*	3 654
Income tax expense	- 99	-1 535	*-94*	- 99	-284	*-65*	-1 978
Net profit	**203**	**4 869**	***-96***	**203**	**275**	***-26***	**5 014**

Net interest income - Skandinaviska Enskilda Banken

	Q1	Q4		Jan - Mar			Full year
SEKm	2005	2004	%	2005	2004	%	2004
Interest income	5 147	4 277	*20*	5 147	4 548	*13*	17 935
Leasing income	193	182	*6*	193	199	*-3*	732
Interest costs	-4 081	-3 292	*24*	-4 081	-3 362	*21*	-13 620
Leasing depreciation	-68	-68	*0*	-68	-71	*-4*	-268
Net interest income	**1 191**	**1 099**	***8***	**1 191**	**1 314**	***-9***	**4 779**

Net fee and commission income - Skandinaviska Enskilda Banken

	Q1	Q4		Jan - Mar			Full year
SEKm	2005	2004	%	2005	2004	%	2004
Securities commissions	591	665	*-11*	591	665	*-11*	2 581
Payment commissions	288	303	*-5*	288	273	*5*	1 117
Other commissions	442	439	*1*	442	468	*-6*	1 921
Commission income	**1 321**	**1 407**	***-6***	**1 321**	**1 406**	***-6***	**5 619**
Securities commissions	-19	-18	*6*	-19	-18	*6*	-85
Payment commissions	-106	-113	*-6*	-106	-110	*-4*	-442
Other commissions	-68	-47	*45*	-68	-79	*-14*	-279
Commission expense	**-193**	**-178**	***8***	**-193**	**-207**	***-7***	**-806**
Securities commissions, net	572	647	*-12*	572	647	*-12*	2 496
Payment commissions, net	182	190	*-4*	182	163	*12*	675
Other commissions, net	374	392	*-5*	374	389	*-4*	1 642
Net fee and commission income	**1 128**	**1 229**	***-8***	**1 128**	**1 199**	***-6***	**4 813**

Net financial income - Skandinaviska Enskilda Banken

SEKm	Q1 2005	Q4 2004	%	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Equity instruments and related derivatives	46	6		46	21	*119*	73
Interest bearing instruments and related derivatives	225	363	*-38*	225	561	*-60*	1098
Currency related	330	497	*-34*	330	452	*-27*	1 609
Other financial instruments*		- 401			- 388		-1 002
Net trading income	**601**	**465**	***29***	**601**	**646**	***-7***	**1 778**
Net income from other items at fair value							
Net financial income	**601**	**465**	***29***	**601**	**646**	***-7***	**1 778**

* From 2005 classification is in accordance with IAS 39.

Net credit losses - Skandinaviska Enskilda Banken

According to SFSA standards SEKm	Q1 2005	Q4 2004	%	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Specific provision for individually appraised receivables:							
Reported write-down, incurred losses	- 83	- 113	*-27*	- 83	- 76	*9*	- 646
Reversal of previous provisions for probable losses, reported as incurred losses in current year's accounts	42	48	*-13*	42	61	*-31*	365
Reported provision for probable losses	- 23	- 126	*-82*	- 23	- 8	*188*	- 191
Recovered from losses incurred in previous years	6	11	*-45*	6	12	*-50*	59
Reversal of previous provisions for probable losses	1	7	*-86*	1	5	*-80*	43
Net cost	- 57	- 173	*-67*	- 57	- 6	*0*	- 370
Collective provision for individually appraised receivables:							
Allocation to/withdrawal from reserve	20	154	*-87*	20	- 51	*-139*	235
Provisions for receivables appraised by category:							
Reported write-down, incurred losses			*0*			*0*	
Reported provision for possible losses			*0*			*0*	
Recovered from losses incurred in previous years			*0*			*0*	
Reported net cost for receivables appraised by category	0	0	*0*	0	0	*0*	0
Transfer risk reserve:							
Allocation to/withdrawal from reserve		46	*-100*			*0*	46
Contingent liabilities:							
Allocation to/withdrawal from reserve			*0*			*0*	
Credit losses	**- 37**	**27**	***0***	**- 37**	**- 57**	**-35**	**- 89**
Change in value of seized assets		**-2**	*-100*			*0*	**47**
Net credit losses incl. Change of value of seized assets	**- 37**	**25**	***0***	**- 37**	**- 57**	**-35**	**- 42**

Balance sheet - Skandinaviska Enskilda Banken

Condensed SEK m	31 March 2005	1 January 2005 *	31 December 2004	31 March 2004
Cash and cash balances with central banks	5 666	2 310	2 310	9 841
Loans and advances to credit institutions	357 076	290 448	290 448	258 271
Loans and advances to the public	235 204	252 320	251 857	239 228
Financial assets at fair value	291 393	291 635	290 093	295 124
Available-for-sale financial assets	58 877	60 804	60 798	54 053
Held-to-maturity investments	2 853	226	226	240
Investments in associates	1 013	1 025	1 025	1 048
Tangible and intangible assets	13 585	13 520	13 520	12 663
Other assets	32 221	35 928	35 928	31 468
Total assets	**997 888**	**948 216**	**946 205**	**901 936**
Deposits by credit institutions	331 085	290 246	290 246	273 063
Deposits and borrowing from the public	302 726	310 194	310 145	311 893
Liabilities to policyholders				
Debt securities	109 639	81 127	81 264	59 821
Financial liabilities at fair value	137 240	147 682	144 899	73 745
Other liabilities	46 730	51 132	51 132	115 257
Provisions	68	70	70	356
Subordinated liabilities	30 985	29 365	29 296	26 042
Untaxed reserves	10 334	10 059	10 059	13 800
Total equity	29 081	28 341	29 094	27 959
Total liabilities and shareholders' equity	**997 888**	**948 216**	**946 205**	**901 936**

* Including effects of IAS 32 and IAS 39.

Memorandum items - Skandinaviska Enskilda Banken

SEK m	31 March 2005	31 December 2004	31 March 2004
Collateral and comparable security pledged for own liabilities	129 446	139 873	92 405
Other pledged assets and comparable collateral	67 691	43 980	58 810
Contingent liabilities	41 140	39 344	38 170
Commitments	187 001	157 052	154 412

Total equity - Skandinaviska Enskilda Banken

SEK m	31 March 2005	1 January 2005 *	31 December 2004	31 March 2004
Opening balance	671	671		
Net change in reserves	176			
Revaluation reserves	**847**	**671**		
Opening balance	27 670	27 670	27 321	27 321
New accounting principles (IFRS 2), Employee stock options			55	14
Dividend to shareholders			-2 818	
Dividend, own holdings of shares			152	
Group contributions, net	406		1 891	458
Result, holding of own shares	- 108			- 145
Swap hedging of employee stock option programme	210		- 37	30
Neutralisation of PL impact of employee stock option programme	16			
Redemption of employee stock options	49			
Eliminations of repurchased shares for stock option programme**			- 674	
Eliminations of repurchased shares for improvement of the capital structure***	- 218		-1 804	
Translation difference ****	6		- 6	6
Net profit[1)]	203		5 014	275
Core equity	**28 234**	**27 670**	**29 094**	**27 959**
Total equity	**29 081**	**28 341**	**29 094**	**27 959**
1) Net profit				
Reported	203		5 069	289
New accounting principles (IFRS excl IAS 39)			-55	-14
Total	203	0	5 014	275

* Including effects of IAS 32 and 39.

** As of 31 March 2005, SEB has repurchased 7.0, 6.2 and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meetings in 2002, 2003 and 2004 respectively. The acquisition cost for these shares are deducted from shareholders equity. In 2005 0.5 million employee stock options have been utilised. The market value corresponding to the 18.9 million shares net was SEK 2,533m as of 31 March 2005.

** Repurchased 18.4 million shares in order to create possibilities for the improvement of the capital structure of the Bank as decided at the 2004 Annual General Meeting.The acquisition cost for these shares are deducted from shareholders equity, the market value as of 31 March 2005 was SEK 2,459m.

**** In accordance with IFRS 1 SEB has choosen to zero out the translation difference accumulated before 2004-01-01.

Cash flow analysis - Skandinaviska Enskilda Banken

SEKm	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Cash flow from the profit and loss statement	3 160	3 377	-6	7 808
Increase (-)/decrease (+) in portfolios	-47 111	-88 245	-47	-78 920
Increase (+)/decrease (-) in issued short term securities	12 191	6 324	93	23 411
Increase (-)/decrease (+) in lending to credit institutions	-30 824	-39 091	-21	-28 321
Increase (-)/decrease (+) in lending to the public	140	-34 685	-100	-76 846
Increase (+)/decrease (-) in liabilities to credit institutions	28 552	77 643	-63	110 336
Increase (+)/decrease (-) in deposits and borrowings from the public	14 703	42 873	-66	23 484
Increase (-)/decrease (+) in insurance portfolios*	-4 550			
Change in other balance sheet items	6 598	16 950	-61	-5 856
Cash flow, current operations	-17 141	-14 854	15	-24 904
Cash flow, investment activities	- 986	- 8		- 383
Cash flow, financing activities	21 376	19 018	12	28 652
Cash flow	**3 249**	**4 156**	**-22**	**3 365**
Liquid funds at beginning of year	12 979	9 707	34	9 707
Exchange difference in liquid funds	173	181	-4	- 93
Cash flow	3 249	4 156	-22	3 365
Liquid funds at end of period	**16 401**	**14 044**	**17**	**12 979**

* From 2005 classification is in accordance with IAS 39.

Only liquid funds have been adjusted for exchange rate differences. Comparative amounts have been restated.



Interim report January-March 2005

STOCKHOLM 3 MAY 2005 File No. 82-3637

Another strong quarter – SEK 2.7bn

- Operating profit amounted to SEK 2,689m, virtually unchanged compared with both the first quarter of 2004 and the previous quarter. More than 50 per cent was generated outside Sweden.
- Net profit amounted to SEK 2,004m, an increase of 2 per cent compared with the corresponding period of 2004 and 3 per cent better than the previous quarter.
- Total operating income improved by 4 per cent compared with the corresponding period of 2004 and was unchanged compared with the previous quarter. Loan and leasing volumes increased by 7 per cent during the quarter.
- Total operating expenses rose by 6 per cent compared with the first quarter of 2004 due to acquisitions and increased investments in future growth mainly outside Sweden, but showed a decrease of 1 per cent compared with the previous quarter.
- Net credit losses remained stable at a low level.
- Return on equity amounted to 15.5 per cent (15.5) and earnings per share were SEK 2.99 (2.83).
- All figures for 2004 have been restated in accordance with the new International Financing Reporting Standards, IFRS.

President's comments

Once again SEB delivers a strong quarterly result. Our investments in growth and our 3 C-programme continue to bear fruit. 2005 has started out positively with revenues increasing by 4 per cent compared to last year. Even in this environment of persistently low interest rates and fierce competition, our cross-servicing efforts to deliver SEB's full product range, i.e. "One SEB", to our customers are yielding results. Volumes and market shares have increased in many areas. Costs are in focus but have increased as a result of increased investments in home-markets outside Sweden and add-on acquisitions.

Corporate & Institutions continues to yield a stable result with increasing volumes in the Nordic countries and Germany. Activity in Nordic Retail & Private Banking picked up towards the end of the quarter. The positive trend in volumes for mortgages, consumer loans and cards continues. Margin pressure is noticeable for both divisions.

In Germany costs are further down but low economic activity is holding back revenue growth.

SEB Asset Management increased its total assets under management to an all-time-high and strengthened its North-European position; home markets outside Sweden accounted for more than 50 percent of total net sales.

SEB Trygg Liv continues to deliver good results and is well positioned for further profit growth, since Codan Pension in Denmark is developing more favourably than anticipated.

Our early investments in Eastern Europe continue to develop favourably. Once again Eastern European Banking delivered a record result and increased its share of the Group's overall operating profit. This shows the strength of SEB's diversified platform. We will continue to build on our North-European base through the unique combination of local market knowledge and international first class competence.

The Group

Effects of the new accounting principles

All comparable figures in this interim report are restated and presented in accordance with the new accounting principles, International Financial Reporting Standards (IFRS).
The main profit and loss effect compared to previous accounting principles is that there is no goodwill amortisation and that calculated costs for long term incentive programmes are accounted for in staff costs. In addition, the new standards stipulate in which lines certain income and cost items shall be reported. These changes have no impact on operating profit. The life insurance business is now consolidated on several lines instead of on one.

The result from associated companies, non-life insurance business and write-down of financial fixed assets is included in Net other income. These items were reported on separate lines before. Gains and/or losses from tangible and intangible assets are now reported below Total operating expenses.

Effects on total equity amount to SEK -610m compared to stated figures according to the previous accounting principles in SEB's annual report for 2004.

A complete restatement of the Profit and Loss, Balance sheet and Equity is found in "The SEB Group's accounts according to new accounting standards IFRS" on www.sebgroup.com.

Stable result

SEB's operating profit for the first quarter of 2005 rose slightly, to SEK 2,689m (2,659). In comparison with the previous quarter, the result decreased somewhat.

Net profit was SEK 2,004m (1,960), an increase of 2 per cent compared with the corresponding quarter of 2004 and 3 per cent up compared with the previous quarter.

Increased income

Total operating income rose by 4 per cent, to SEK 7,929m (7,648), due to increased net interest income and improved net life insurance income. Compared with the previous quarter operating income was virtually unchanged.

Net interest income amounted to SEK 3,536m (3,459), an increase of 2 per cent compared with the first quarter of 2004 and of 5 per cent compared with the previous quarter. Increased volumes, particularly of mortgage and corporate lending and deposits, more than compensated for squeezed margins and low interest rates.

Net fee and commission income remained unchanged, at SEK 2,944m (2,941), compared with the corresponding period of 2004. Equity brokerage income decreased by 11 per cent, whereas custody and fund management fees increased by 12 per cent. Fees from card operations rose by 15 per cent. In comparison with the previous quarter, net fee and commission income decreased by 4 per cent, mainly due to significantly lower performance fees in asset management.

Net financial income amounted to SEK 754m (830), which was 9 per cent lower than in the exceptionally strong corresponding quarter of 2004, in spite of a continued positive development for foreign exchange customer trading. In comparison with the previous quarter, net financial income improved by 42 per cent.

Net life insurance income increased by 80 per cent, to SEK 532m (295). This was a combined effect of improved sales and the acquisition of Codan Pension in Denmark, which was consolidated in SEB Trygg Liv from 1 October 2004. The operating result of the Swedish business continued its positive development and the Danish operations performed better than anticipated in previous communication, even though it did not reach the high result of the last quarter of 2004. A complete description of SEB Trygg Liv's operations, including changes in surplus values, is reported in "Additional information" on www.sebgroup.com.

Net other income totalled SEK 163m (123), up 33 per cent compared with the first quarter of 2004, but 62 per cent lower than in the last quarter of 2004. The decrease is mainly explained by the change in non-life insurance, which reported a very good result in the previous quarter. This item is now included in Net other income.

Costs affected by growth investments

Total operating expenses amounted to SEK 5,047m (4,781), an increase of 6 per cent compared with the corresponding period in 2004, but 1 per cent lower than in the previous quarter.

Staff costs totalled SEK 3,113m (2,885), an increase of 8 per cent per cent compared with the first quarter of 2004. The increase is mainly explained by last year's acquisitions in Denmark and the Ukraine and Merchant Banking's growth strategy outside Sweden, mainly in Germany and the other Nordic countries.

Compared with the previous quarter, staff costs rose by 4 per cent including an average base salary increase of 3 per cent in Sweden.

The average number of full time equivalents in January-March 2005 increased to 18,655 (17,646), as a result of the above-mentioned acquisitions and growth ambitions. Approximately 900 full time equivalents are attributable to acquisitions, above 200 to growth within Merchant Banking and slightly below 100 to investments in Eastern Europe. Efficiency measures decreased the number of full time equivalents by slightly below 200.

Other expenses increased somewhat, to SEK 1,814m (1,779). In comparison with the previous quarter, other costs decreased by 9 per cent. External IT-costs amounted to SEK 427m (448). Total IT-costs (defined as a calculated cost for all IT-related activities including costs for own personnel) were SEK 1.0bn (0.9).

Stable credit loss level

The Group's *net credit losses* including changes in the value of assets taken over remained low, at SEK 197m (212). The credit loss level was 0.10 per cent (0.12). Asset quality remained stable.

Record high assets under management

As of 31 March 2005, assets under management amounted to a record high SEK 948bn, an increase of 7 per cent compared with year-end 2004 and 8 per cent compared with 31 March 2004. Net inflow during the first three months was SEK 14bn (12), while the change in value was SEK 48bn (41). The dominating part of the net inflow emanated from Sweden and the other Nordic countries.

Balance sheet increase

The transfer to IFRS accounting and reporting reclassified certain assets and liabilities, and increased the overall balance sheet as per year-end by SEK 24bn. Aside from these effects, the previous year's growth in the balance sheet continued into 2005. The Group's total balance of SEK 1,685bn as per 31 March represents an increase of SEK 70bn since year-end 2004, mainly concerning lending and enlarged portfolio volumes.

Credit portfolio

Total credit exposure, including contingent liabilities and derivatives contracts, amounted to SEK 1,198bn (1,134 at year-end 2004). Loans and leasing excluding repos increased by 7 per cent, to SEK 884bn (825).

Lending to the corporate sector showed strong growth, particularly in the Nordic countries outside Sweden as well as towards SEB's major clients. The Baltic banks' credit expansion continued in all sectors. Swedish property management and household mortgage lending also showed increased volumes.

On 31 March, impaired loans, gross, amounted to SEK 8,951m (8,831 at year-end 2004), of which SEK 8,250m (8,086) were non-performing loans (loans where interest and amortisation are not paid) and SEK 701m (745) performing loans. The reserve ratio was 79 per cent (79 pro forma).

The volume of assets taken over was SEK 154m (146).

Market risk

The Group's risk-taking in trading operations is measured in a so-called Value at Risk model (VaR). During the first quarter of 2005, VaR averaged SEK 47m. This means that the Group, on average, with 99 per cent probability could not expect to lose more than this amount during a ten-day period. Average VaR decreased during the quarter since the low market volatility from the last quarter of 2004 continued - especially as concerns interest related instruments.

Capital base and capital adequacy

IFRS related changes had a negative one-time effect of SEK 0.6bn on total equity. Following the capital adequacy regulation, and as detailed in appendix 3, certain of the changes are neutralised when computing the capital base.

Including the first three months' result, the capital base for the financial group of undertakings amounted to SEK 60.3bn as of 31 March 2005 (58.7 at year-end). Core capital was SEK 49.1bn (44.3), of which SEK 7.4bn (3.3) constituted so-called core capital contribution. The increase derives from a subordinated debt issue of USD 600m that the bank transacted during the first quarter. The debt issue, which was placed at a favourable price in the U.S. market, contributes to reduce the effect from currency fluctuations on core capital ratio.

Risk-weighted assets rose to SEK 601bn (570) due to increased lending volumes, mainly in the Corporate & Institutions and Eastern European Banking divisions. As of 31 March 2005, the *core capital ratio* was 8.2 per cent (7.8) and the *total capital ratio* 10.0 per cent (10.3).

Events after the reporting period

Decisions at the Annual General Meeting

The Annual General Meeting on 13 April 2005 decided on a long-term incentive programme for 2005, based on performance shares for approximately 500 senior officers. The programme is focused on equities and requires strong performance during a period of three years for allotment.

Furthermore, the AGM resolved that 17.4 million repurchased shares shall be cancelled for effective capital management purposes and in order to allow for the decided new general repurchase programme of a maximum of 20 million shares or SEK 2.8bn. The cancellation will reduce the number of total registered shares to 687.2 million, whereof 663.0 million Class A-shares.

As of today, 3 may 2005, SEB has repurchased 19.7 million Class A-shares in order to hedge previous as well as this year's long-term incentive programmes. The total number of outstanding shares, after cancellation, excluding repurchased shares, remains 667.5 million, whereof 643.3 million Class A-shares.

The AGM also decided to allow for a repurchase of maximum 1.4 million Class A-shares for hedging of this year's long-term incentive programme, if required.

Acquisition of Norwegian Privatbanken

On 24 April 2005, SEB acquired 6.3 million shares, representing 9.99 per cent of the issued share capital in Privatbanken ASA, an independent Norwegian bank focused on affluent private customers. In addition, SEB has received advance acceptances for shares, warrants and convertible debt representing 49.8 million shares. SEB has thus acquired and received advance acceptances for shares, warrants and convertible debt representing 75 per cent of the share capital in Privatbanken on a fully diluted basis.

The acquisition is in line with SEB's ambitions to strengthen its position further in Northern Europe.

On 25 April, SEB announced a voluntary offer for all shares, warrants and convertible debt in Privatbanken. The offer price is NOK 17 for each share in cash. The total investment would amount to NOK 1.3bn.

Stockholm, 3 May 2005

Lars H Thunell
President and Chief Executive Officer

This Interim Report is set up in accordance with IAS 34. The full report includes information on Skandinaviska Enskilda Banken (publ) AB and SEB Tygg Liv, presented in "Additional information", as well as "The SEB Group's accounts according to new accounting standards IFRS", presented in "Financial statistics". All information is found on www.sebgroup.com.

Details regarding the remuneration of the Chief Executive Officer can be found on page 6 in this report.

According to new regulations, changes in remuneration of the CEO must be noticed through press releases or interim reports and, not only in annual reports as before.

Audit review

We have made a review of this Interim Report in accordance with the recommendation of FAR (the institute for the accountancy profession in Sweden). A review is to an essential extent limited compared with an audit.

We have not found any indication that this Interim Report does not fulfil the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm, 3 May 2005

PricewaterhouseCoopers

Göran Jacobsson	Peter Clemedtson	Ulf Davéus
Authorised Public Accountant	Authorised Public Accountant	Auditor appointed by the Financial Supervisory Authority

More detailed information is presented on www.sebgroup.com "Additional information" including:

Appendix 1	SEB Trygg Liv
Appendix 2	Credit exposure
Appendix 3	Capital base
Appendix 4	Market risk
Appendix 5	Accounts by quarter
Appendix 6	Skandinaviska Enskilda Banken

Financial information in 2005:

9 February	Annual Accounts for 2004
13 April	Annual General Meeting
3 May	Interim Report January-March
26 July	Interim Report January-June
28 October	Interim Report January-September

Further information is available from:

Nils-Fredrik Nyblaeus, CFO and Chief of Staff,
+46 8 763 81 10, +46 70 637 06 08
Per Anders Fasth, Head of Communications & IR,
+ 46 8 763 95 66, +46 70 573 45 50
Annika Halldin, Financial Information Officer,
+46 8 763 85 60, +46 70 379 00 60
Viveka Hirdman-Ryrberg, Deputy Head of Communications & IR, + 46 763 85 77, + 46 70 550 35 00

Skandinaviska Enskilda Banken AB (publ)
106 40 Stockholm, Sweden
Telephone: +46 8 763 80 00
Corporate organisation number: 502032-9081

The SEB Group

Profit and loss account - Group

Condensed SEKm	Q1 2005	Q4 2004	%	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Net interest income	3 536	3 368	5	3 536	3 459	2	13 551
Net fee and commission income	2 944	3 059	-4	2 944	2 941	0	11 704
Net financial income	754	532	42	754	830	-9	2 176
Net life insurance income*	532	557	-4	532	295	80	1 401
Net other income	163	430	-62	163	123	33	1 209
Total operating income	**7 929**	**7 946**	**0**	**7 929**	**7 648**	**4**	**30 041**
Staff costs	-3 113	-2 985	4	-3 113	-2 885	8	-11 579
Other expenses	-1 814	-1 936	-6	-1 814	-1 779	2	-7 190
Net Deferred Acquisition Costs	112	77	45	112	97	15	316
Depreciation, amortisation and impairments of tangible and intangible assets	- 232	- 277	-16	- 232	- 214	8	- 932
Total operating expenses	**-5 047**	**-5 121**	**-1**	**-5 047**	**-4 781**	**6**	**-19 385**
Gains less losses from tangible and intangible assets	4	86	-95	4	4		100
Net credit losses**	- 197	- 188	5	- 197	- 212	-7	- 701
Operating profit	**2 689**	**2 723**	**-1**	**2 689**	**2 659**	**1**	**10 055**
Income tax expense	- 685	- 770	-11	- 685	- 699	-2	-2 673
Net profit	**2 004**	**1 953**	**3**	**2 004**	**1 960**	**2**	**7 382**
Attributable to minority interests	5			5	5		17
Attributable to equity holders * **	**1 999**	**1 953**	**2**	**1 999**	**1 955**	**2**	**7 365**
* SEB Trygg Liv's operating result	171	253	-32	171	98	74	684
Change in surplus values, net	268	520	-48	268	325	-18	1 470
SEB Trygg Liv's Business result	439	773	-43	439	423	4	2 154
** Including change in value of seized assets							
*** Earnings per share (weighted), SEK	2.99	2.91		2.99	2.83		10.83
Weighted number of shares, millions	668	671		668	691		680

Restatement to IFRS - Group

Net profit SEKm	Jan - Mar 2004	Full year 2004
Net profit according to previous accounting principles	1 768	6 590
New accounting principles (IFRS 2), Employee stock options	- 14	- 55
New accounting principles (IFRS 3), New entities and goodwill	187	793
New accounting principles (IFRS 4), Insurance	14	37
Attributable to equity holders	**1 955**	**7 365**
Attributable to minority interests	5	17
Net profit according to IFRS	**1 960**	**7 382**

Key figures - Group

	Q1 2005	Q4 2004	Jan - Mar 2005	Jan - Mar 2004	Full year 2004
Return on equity, %	15.5	15.3	15.5	15.5	14.7
Return on total assets, %	0.49	0.51	0.49	0.57	0.51
Return on risk-weighted assets, %	1.37	1.38	1.37	1.43	1.32
Earnings per share (weighted average number), SEK*	2.99	2.91	2.99	2.83	10.83
Earnings per share (total issued shares), SEK	2.84	2.77	2.84	2.77	10.45
Cost/income ratio	0.64	0.64	0.64	0.63	0.65
Credit loss level, %	0.10	0.11	0.10	0.12	0.10
Reserve ratio for impaired loans, %	78.5	79.2**	78.5	72.3	79.2**
Level of impaired loans, %	0.24	0.31	0.24	0.37	0.31
Total capital ratio, %	10.04	10.29	10.04	10.76	10.29
Core capital ratio, %	8.17	7.76	8.17	8.50	7.76
Risk-weighted assets, SEK billion	601	570	601	558	570
Number of full time equivalents, average	18 655	17 982	18 655	17 646	17 772
Number of e-banking customers, thousands	2 050	1 953	2 050	1 709	1 953
Assets under management, SEK billion	948	886	948	875	886

* Issued number of shares 704 557 680 of which SEB has repurchased 19.4 million Series A shares for the employee stock option programme. SEB has repurchased another 18.4 million shares for the improvement of the capital structure of the Bank as decided at the 2004 Annual General Meeting. Earnings per share after full dilution, calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, was 2.90 (2.80).

** Pro forma

Remuneration of the Chief Executive Officer

Total compensation to the CEO has been principally unchanged since 2000 and remains so also after the Board's resolution on April 13, 2005. After the Board's resolution the remuneration is as follows: The different components of compensation to the CEO are as before base salary, variable salary and a long-term incentive programme. An agreement has been reached to lower the expected value of the long term incentive component since Lars H. Thunell will retire in 2006. Accordingly, the short term components - base and maximum variable salary - have been increased.

	2004 SEK m	2005 SEK m
Base salary	6.0	6.6
Maximum variable salary * (max 50 % of base salary)	3.0	3.3
Long term incentive, calculated value	3.0	1.8
Maximum total compensation	12.0	11.7

* 100 per cent of maximum variable salary has never been paid out. For 2004, 87 per cent of maximum (SEK 2.6m) was paid out.

Profit and loss account, quarterly basis - Group

SEK m	2005:1	2004:4	2004:3	2004:2	2004:1
Net interest income	3 536	3 368	3 356	3 368	3 459
Net fee and commission income	2 944	3 059	2 731	2 973	2 941
Net financial income	754	532	384	430	830
Net life insurance income*	532	557	278	271	295
Net other income	163	430	287	369	123
Total operating income	**7 929**	**7 946**	**7 036**	**7 411**	**7 648**
Staff costs	-3 113	-2 985	-2 822	-2 887	-2 885
Other expenses	-1 814	-1 936	-1 640	-1 835	-1 779
Net Deferred Acquisition Costs	112	77	47	95	97
Depreciation, amortisation and impairments of tangible and intangible assets	- 232	- 277	- 182	- 259	- 214
Total operating expenses	**-5 047**	**-5 121**	**-4 597**	**-4 886**	**-4 781**
Gains less losses from tangible and intangible assets	4	86	10		4
Net credit losses**	- 197	- 188	- 166	- 135	- 212
Operating profit	**2 689**	**2 723**	**2 283**	**2 390**	**2 659**
Income tax expense	- 685	- 770	- 529	- 675	- 699
Net profit	**2 004**	**1 953**	**1 754**	**1 715**	**1 960**
Attributable to minority interests	5		6	6	5
Attributable to equity holders* **	**1 999**	**1 953**	**1 748**	**1 709**	**1 955**
* SEB Trygg Liv's operating result	171	253	120	99	98
Change in surplus values, net	268	520	258	324	325
SEB Trygg Liv's Business result	439	773	378	423	423

** Including change in value of seized assets

*** Earnings per share (weighted), SEK	2.99	2.91	2.59	2.50	2.83
Weighted number of shares, millions	668	671	674	683	691

Profit and loss account by division - Group

Jan-Mar 2005, SEK m	Corporate & Institutions	Nordic Retail & Private Banking	German Retail & Mortgage Banking	Eastern European Banking	SEB Asset Manage-ment	SEB Trygg Liv	Other incl elimi-nations	SEB Group
Net interest income	1 093	1 083	834	415	18	4	89	3 536
Net fee and commission income	941	1 003	355	193	364		88	2 944
Net financial income	618	43	- 82	63	3		109	754
Net life insurance income*				10		658	- 136	532
Net other income	39	16	78	21	2		7	163
Total operating income	**2 691**	**2 145**	**1 185**	**702**	**387**	**662**	**157**	**7 929**
Staff costs	- 986	- 705	- 509	- 184	- 120	- 229	- 380	-3 113
Other expenses	- 552	- 643	- 326	- 128	- 87	- 367	289	-1 814
Net Deferred Acquisition Costs						112	0	112
Depreciation, amortisation and impairments of tangible and intangible assets	- 18	- 16	- 70	- 49	- 3	- 7	- 69	- 232
Total operating expense	**-1 556**	**-1 364**	**- 905**	**- 361**	**- 210**	**- 491**	**- 160**	**-5 047**
Gains less losses from tangible and intangible assets				2			2	4
Net credit losses**	- 15	- 52	- 124	- 7			1	- 197
Operating profit	**1 120**	**729**	**156**	**336**	**177**	**171**	**0**	**2 689**

* Business result in SEB Trygg Liv amounted to SEK 439m (423), of which change in surplus values was net 268m (325).
** Including change in value of seized assets

Corporate & Institutions

This division is responsible for large and medium-sized corporations, financial institutions and commercial real estate clients. It comprises Merchant Banking (cash management, trading in currencies and fixed income, capital markets, lending, structured finance, import and export finance, custody etc) and Enskilda Securities (equity trading, corporate finance etc), and operates in 13 countries.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004	Change, per cent	Full year 2004
Net interest income	1 093	1 154	-5	1 200	-9	4 617
Net fee and commission income	941	940	0	978	-4	3 831
Net financial income	618	421	47	685	-10	1 779
Net other income	39	80	-51	51	-24	286
Total operating income	**2 691**	**2 595**	**4**	**2 914**	**-8**	**10 513**
Staff costs	-986	-926	6	-906	9	-3 568
Other expenses	-552	-621	-11	-543	2	-2 309
Depreciation, amortisation and impairments of tangible and intangible assets	-18	-29	-38	-20	-10	-91
Total operating expenses	**-1 556**	**-1 576**	**-1**	**-1 469**	**6**	**-5 968**
Gains less losses from tangible and intangible assets				1	-100	1
Net credit losses	-15	42	-136	-39	-62	-16
Operating profit	**1 120**	**1 061**	**6**	**1 407**	**-20**	**4 530**
Cost/Income ratio	0,58	0,61		0,50		0,57
Business equity, SEK bn	17,0	16,0		15,1		15,7
Return on equity, %	19,0	19,1		26,9		20,8
Number of full time equivalents, average	3 383	3 286		3 139		3 214

Satisfactory first quarter for Corporate & Institutions

Corporate & Institutions' first quarter 2005 was satisfactory and showed an operating profit of SEK 1,120m (1,407). The result is supported by low credit losses. Client revenues were stable but margin pressure continued to put downward pressure on income. Total expenses rose by 6 per cent compared to the first quarter last year, following planned investments in the home markets.

The political pressure on the Swedish central bank to cut the repo rate has contributed to some weakness of the Swedish krona during the period.

Merchant Banking's result once again over SEK 1bn

Merchant Banking showed an operating profit of SEK 1,035m (1,319) for the first quarter of 2005, and was almost unchanged from the previous quarter. Costs increased by 6 per cent compared to the first quarter of 2004, in line with the investments made during 2004, but were unchanged compared to the preceding quarter. Business volumes continued to develop positively coupled with continued downward pressure on margins. Credit losses were low and credit quality remained good and stable.

Increasing volumes in home markets

Merchant Banking maintained its position as the leading bank for large companies and financial institutions in the Nordic region. Among the major transactions concluded in the first quarter was the refinancing of a syndicated loan of USD 600m for Atlas Copco and a club loan of SEK 2.1bn for OMX, where SEB functioned as sole arranger.

In the mid corporate segment SEB continued to win deals, as for example a bridge financing for Swedish pharmaceutical company Meda, which acquired rights to several drugs during the quarter. The deal also included an equity issue of SEK 562m which was led and successfully carried out by Enskilda Securities.

Merchant Banking's operations in Germany performed well in the first quarter with a continued solid inflow of new clients such as the chemical company Bayer. SEB also won the euro cash pool for EganaGoldpfeil Group - a timepiece, jewellery, leather and lifestyle products distributor and a mandate to function as selling agent for Solar Fabrik's recent capital increase. Solar Fabrik is a listed company in the alternative energy industry.

In Norway, SEB continued to develop its business and won new clients, especially in the mid corporate segment, as witnessed by SEB gaining house bank status with Norwegian computer e-retailer Komplett.

SEB in Finland enjoyed a strong first quarter with many new clients and transactions. SEB served as mandated lead arranger of syndicated loans for clients such as Neste Oil for EUR 1.5bn, Rautaruukki for EUR 300m, KCI Konecranes for EUR 200m and Uponor for EUR 120m.

The custody business in Finland continued to develop well and noteworthy was one client acquisition which added a further EUR 850m in assets under custody.

SEB Helsinki also celebrated its 10-year anniversary during the quarter.

In Denmark Merchant Banking's fixed income and foreign exchange related activities performed well and an increased interest for derivatives was noted. The effort to broaden the product offering continued and now also comprises equity swaps.

Award winning products attract business

Structured products continued to perform well in the home markets outside Sweden. Three issues aimed at the German retail market and two in Estonia were examples from the first quarter. Electronic trading continued to be successful with well above 60 per cent of futures and foreign exchange deal being executed electronically.
In March Euromoney Internet Technology awards ranked SEB as number three in electronic foreign exchange trading and number six globally for foreign exchange totally. SEB was the only Nordic bank mentioned in the survey.
SEB's cash management solutions continue to win favour with clients and several pan-Nordic/Baltic mandates were won. In Euromoney's March issue SEB was ranked as No 1 globally for its cash management e-banking solutions in the Internet Technology Poll. Close to 1,800 end users globally participated in the survey.

The custody and clearing business enjoyed healthy volumes in the Nordic region. The regional custody business is continuing its high growth pace, and the number of clients using SEB in two or more Nordic/Baltic markets is steadily growing. SEB was ranked as "Best in the Nordic Area for Sub-custody" in the Global Custodian Awards of March 2005.

The acquisition finance market continued to be very active during the first quarter of 2005. Fourteen new transactions were closed, including three lead transactions, seven participations and four bridge transactions. The number of lead transactions set a new record for a single quarter.

The leasing business performed well and especially aviation industry products had a strong start to the year. An example of this is a USD 45m restructuring and extension of four existing agreements for Spanair.

Overall the Nordic real estate markets showed a stable to positive trend due to low interest rates in combination with higher yields from real estate investments.

Commercial real estate unit business was brisk in the Nordic area and a number of transactions were concluded in the first quarter. As one example SEB arranged and structured a financing amounting to some NOK 3bn in connection with the creation of Oslo Areal together with Enskilda Securities who advised on the planned listing on the Oslo Stock Exchange.

Enskilda Securities – market pick-up

The operating profit for Enskilda Securities first quarter of 2005 was SEK 85m (88). The equity markets improved, in parallel with the first quarter of 2004, and resulted in improved revenues compared with the last quarter of 2004.

Total income for the first quarter was SEK 439m, which was also better than for the previous quarter.

Costs were higher than in the first quarter of last year, partly due to investments in Enskilda Securities' Norwegian activities. Cost control and efficiency remain in focus and costs decreased from previous quarter.

Turnover increased on all target markets. Enskilda Securities retained its strong position in the Nordic region in the first quarter of 2005, and the research team regained its No 1 position for the Nordic countries in Institutional Investor's annual survey.

Improved market activity resulted in increasing revenues for the equity business area, particularly commission income. Total commission income was up by 24 per cent compared to the previous quarter.

The corporate finance market kept its momentum from the fourth quarter of 2004 and good activity in the equity capital markets supported the result. Enskilda Securities arranged 15 transactions involving aggregate proceeds of over SEK 11bn, including transactions involving shares in Alfa Laval, Awilco, Metso and Sanoma. Regarding mergers & acquisitions Enskilda climbed from eighteenth to second place in the Nordic league table. Examples of the most significant advisory assignments during the first quarter were EQT's offer for ISS, Orkla's offers for Elkem and Sapa and Karl Fazer's offer for Cloetta Fazer.

Nordic Retail & Private Banking

This division serves 1.6 million private customers and 132,000 small and medium-sized companies - of which 773,000 private customers and 66,000 companies use the bank's Internet services. The majority of the customers live or are based in Sweden. In the Nordic area, SEB has 2.7 million credit, charge and banking cards outstanding. The business areas are Retail Banking, Private Banking and SEB Kort (cards). In Sweden, SEB has around 200 branch offices and a 24h-service via Internet and telephone.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004	Change, per cent	Full year 2004
Net interest income	1 083	1 114	*-3*	1 094	*-1*	4 373
Net fee and commission income	1 003	1 034	*-3*	944	*6*	3 780
Net financial income	43	44	*-2*	46	*-7*	165
Net other income	16	3		29	*-45*	83
Total operating income	**2 145**	**2 195**	***-2***	**2 113**	***2***	**8 401**
Staff costs	-705	-723	*-2*	-682	*3*	-2 855
Other expenses	-643	-640	*0*	-613	*5*	-2 421
Depreciation, amortisation and impairments of tangible and intangible assets	-16	-19	*-16*	-10	*60*	-47
Total operating expenses	**-1 364**	**-1 382**	***-1***	**-1 305**	***5***	**-5 323**
Gains less losses from tangible and intangible assets		82	*-100*			82
Net credit losses	-52	-66	*-21*	-44	*18*	-194
Operating profit	**729**	**829**	***-12***	**764**	***-5***	**2 966**
Cost/Income ratio	0,64	0,63		0,62		0,63
Business equity, SEK bn	11,6	11,7		10,3		11,0
Return on equity, %	18,1	20,4		21,4		19,4
Number of full time equivalents, average	4 580	4 627		4 687		4 696

Positive sales trend

After a weak start to the year, with low stock market and customer activity, sales picked up gradually during the quarter. The previous quarters' positive development continued within mortgage loans, life insurance, consumer credits, equity index bonds and cards.

Business travel is an important market for SEB Kort that normally is slow during the first months of the year. However, compared with the corresponding period of last year, card turnover was up by 9 per cent.

Result still subject to margin pressure

The operating profit of the division amounted to SEK 729m (764), a reduction of 5 per cent compared with the corresponding period of last year. However, compared with the preceding quarter the result was largely unchanged, excluding a capital gain from the sale of Euroline in Norway in 2004.

Total income increased by 2 per cent, to SEK 2,145m (2,113), compared with the corresponding period of last year.

In spite of lower stock market activities, net commission income improved as a result of successful sales of for example the new insurance product "Kapitalpension" and higher card turnover.

Net interest income remained largely unchanged. Continued volume growth was offset by increased margin pressure due to stiffening competition and the low interest rate level.

Total lending volumes grew by 15 per cent, to SEK 212bn (185), of which SEK 153bn (135) consisted of mortgage loans. The division's market share of private mortgage loans increased to 14.9 per cent (14.4), while its share of new sales was 15.9 per cent.

By the end of March, total deposits were SEK 124bn (124). According to the survey *Sparbarometern (Savings Barometer)*, SEB is number two on the Swedish savings market. On 31 December 2004, SEB's share of Sweden's total household savings was 14.6 per cent.

Total expenses were in line with the preceding quarter. Costs include Eurocard Denmark, which was acquired in 2004 and now contributes positively to the result of the division. Integration costs are expected to be somewhat higher during the coming quarters.

Compared with the corresponding period last year, costs were up by 5 per cent. This change was mainly due to the effects of the performance-based compensation system introduced for all employees in the late spring of 2004 and the new salary agreement.

The credit losses of the division remained stable at a low level.

Retail Banking – positive effects of focus on corporate market

The operating profit of Retail Banking for the first quarter was SEK 405m, a decrease by 6 per cent compared with the immediately preceding quarter and by 9 per cent compared with the corresponding period of last year. Despite higher sales activities, the generally low interest rate situation depressed income.

SEB's increased focus on small and medium-sized companies during 2004 continued to yield results. During the first quarter, 1,000 new small and medium-sized corporate customers were added and corporate lending was up by 2 per cent since year-end 2004.

By the end of March, the number of customers using the Internet totalled 839,000 (822,000). In February 2005, the magazine *Internet World* appointed SEB Sweden's third-best Internet bank, ahead of the three largest banks in the Swedish market, among others.

In late 2004, SEB increased focus on the consumer credit market, an area in which SEB's market share is clearly below its share of the private market as a whole. As a result, the number of customers and volume from consumer credits in the first quarter of 2005 increased substantially compared with the corresponding period of last year.

Private Banking leading in Sweden

Private Banking's operating profit for the first quarter amounted to SEK 130m, a decrease of 6 per cent compared with the previous quarter and of 14 per cent compared with the corresponding period of last year.

This reduction is explained by the low stock market and customer activities at the beginning of the year compared with 2004. However, the underlying growth from last year continued in the form of an inflow of both new capital, SEK 3bn, and new customers.
Customer activity level increased towards the end of the quarter.

At the end of March, assets under management totalled SEK 205bn (189), an increase of 8 per cent, now also including SEB's private banking activities in Denmark.

In early April, SEB Private Banking inaugurated its new Singapore branch.

The business magazine *Euromoney* has once again in 2005 ranked SEB Enskilda Banken as the best private bank in Sweden.

SEB Kort's growth strategy yields results

SEB Kort's operating profit for the first quarter was SEK 194m, slightly higher than in the preceding quarter and up 17 per cent compared with the corresponding period of last year.

This growth is a result of SEB Kort's long-standing strategy based upon customer adaptation, economies of scale, strong brands and low credit losses. After the purchases of Eurocard Norway in late 2002 and Eurocard Denmark in 2004, SEB Kort has approximately 40 per cent of the Nordic travel and entertainment card market at present.

In spite of rapid growth, credit losses, particularly frauds, have steadily dropped since 2003, as opposed to the card industry as a whole. This successful handling of fraudulent attempts is based upon a high level of security consciousness and advanced IT security systems.

In January 2005, SEB Kort in Denmark entered into a co-operation agreement on the issuance of MasterCard cards with Jyske Bank, which is Denmark's third-largest bank with 3,700 employees and 120 branch offices across the country.

During the period, SEB Kort has attracted attention through various ranking lists and competitions. For example, the magazine *Affärsvärlden*, ranked Eurocard as the "Best Credit Card for Business Travellers" and the *Cards International* organisation ranked SEB Kort as the "Best Credit Card Issuer in the Nordic Region".

SEB AG Group

The SEB AG Group comprises SEB's operations in Germany, i.e. the German Retail & Mortgage Banking division, Merchant Banking Germany and Asset Management Germany.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004	Change, per cent	Full year 2004
Net interest income	1 057	946	*12*	946	*12*	3 798
Net fee and commission income	529	560	*-6*	487	*9*	1 997
Net financial income	-124	-52	*138*	95		37
Net other income	81	204	*-60*	31	*161*	308
Total operating income	**1 543**	**1 658**	***-7***	**1 559**	***-1***	**6 140**
Staff costs	-611	-623	*-2*	-619	*-1*	-2 464
Other expenses *	-431	-442	*-2*	-514	*-16*	-1 862
Depreciation, amortisation and impairments of tangible and intangible assets	-72	-126	*-43*	-59	*22*	-302
Total operating expenses	**-1 114**	**-1 191**	***-6***	**-1 192**	***-7***	**-4 628**
Gains less losses from tangible and intangible assets		4	*-100*			4
Net credit losses	-132	-146	*-10*	-110	*20*	-446
Operating profit	**297**	**325**	***-9***	**257**	***16***	**1 070**
Cost/Income ratio	0,72	0,72		0,76		0,75
excluding restructuring costs	0,72	0,72		0,72		0,73
Business equity, SEK bn	11,9	11,6		11,8		11,7
Return on equity, %	7,2	8,1		6,3		6,6
excluding restructuring costs, %	7,2	8,1		8,1		7,6
Number of full time equivalents, average	3 395	3 386		3 513		3 434
** Whereof restructuring costs*				*-75*		*-163*

Expected economic upswing not yet in place

GDP growth forecasts for Germany have generally been revised down to around 1 per cent (from previously 1.5 per cent). The continued rise in unemployment and high oil prices has dampened domestic demand. The strongest impetus to growth continued to come from exports. Ultimately, the weakening of the U.S. dollar against the Euro did not persist. In spite of a higher rate of inflation, interest rates are likely to remain low. Germany's stock market was only able to benefit from favourable company results in a few cases and also felt the negative impact from the rise in oil prices.

Slightly improved underlying result

The operating profit of SEB's entire operations in Germany (SEB AG Group) amounted to SEK 297m, a decrease of 9 per cent compared to the fourth quarter of 2004. Excluding positive one-off effects in 2004 (SEK 22m relating to the sale of property and SEK 41m from a gain in the liquidity portfolio) the result was stable or slightly better than the previous quarter as well as the first quarter of 2004.

Net interest income increased by 12 per cent compared to the previous quarter, partly as an effect of new accounting rules. The increase is met by a decrease in net financial income. Merchant Banking´s improved cash management as well as money market and derivatives products have been the major drivers. The Real Estate Investor business increased slightly, too.

Net commission income amounted to SEK 529m which is 9 per higher than in the comparable period of 2004. This was mainly an effect of increased cross-selling with retail customers as a result of the profitability improvement programme. Due to lower sales of Retail insurance products as well as lower income from structured project finance, net commission income decreased by 6 per cent compared to the previous quarter.

Assets under management, including SEB Pension trust, amounted to SEK 143bn, 5 per cent higher than at year-end 2004, mainly due to ongoing positive sales of Real Estate funds and value increases.

The sharp decrease in income from financial transactions is connected to the mentioned increase in interest income due to IAS 39. The underlying result from Customer Trading improved by 43 per cent compared to the previous quarter.

Overall total income decreased slightly between the quarters but increased compared to the first quarter of 2004 taking one-offs into account.

Total expenses decreased by 7 per cent compared with the corresponding period in 2004, mainly due to cost saving measures within Retail, off-setting investments in new product/customer segments within Merchant Banking.

German Retail & Mortgage Banking

The division serves one million private individuals, of which 246,000 use the bank's Internet services, and real estate companies. Customers are able to access its services through 175 branches, more than 2,000 ATMs via Cash-pooling with allied banks, an Internet platform and telephone banking.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004	Change, per cent	Full year 2004
Net interest income	834	727	15	786	6	3 113
Net fee and commission income	355	390	-9	330	8	1 337
Net financial income	-82	22		78		83
Net other income	78	203	-62	30	160	317
Total operating income	**1 185**	**1 342**	**-12**	**1 224**	**-3**	**4 850**
Staff costs	-509	-500	2	-521	-2	-2 033
Other expenses *	-326	-341	-4	-432	-25	-1 478
Depreciation, amortisation and impairments of tangible and intangible assets	-70	-126	-44	-55	27	-290
Total operating expenses	**-905**	**-967**	**-6**	**-1 008**	**-10**	**-3 801**
Gains less losses from tangible and intangible assets		4	-100			4
Net credit losses	-124	-146	-15	-110	13	-445
Operating profit	**156**	**233**	**-33**	**106**	**47**	**608**
Cost/Income ratio	0,76	0,72		0,82		0,78
excluding restructuring costs	0,76	0,72		0,76		0,75
Business equity, SEK bn	9,6	9,4		9,5		9,5
Return on equity, %	4,7	7,2		3,2		4,6
excluding restructuring costs, %	4,7	7,2		5,5		5,8
Number of full time equivalents, average	2 947	2 940		3 113		3 012
** Whereof restructuring costs*				-75		-163

Continuous cost control but no pick up in revenues

The division's operating profit was SEK 156m.

On a comparable basis total income was in line with the first quarter of 2004 but down from the previous quarter, particularly due to lower sales of life insurance products. The high level of sales could not be kept in the first quarter since the tax advantages for customers were abolished.

SEB ImmoInvest continued to develop strongly and increased its market share to 5.9 per cent. Gross sales totalled SEK 2.9bn which is 6 per cent below 2004, but 35 per cent above the previous quarter.

The division's gross sales of SEB Invest's mutual funds amounted to SEK 2.4bn, 9 per cent lower than in the corresponding period of 2004, but 42 per cent higher than the previous quarter. Net sales remained low, mainly due to high inflows and outflows between different funds.

Net commission income increased by 8 per cent to SEK 355m compared with the corresponding quarter last year.

Net interest income was SEK 834m. The quarterly increase of 15 per cent was mainly due to the changed accounting principles.

Underlying interest income decreased compared to the first quarter of 2004 but recovered slightly compared to the previous quarter. Even slightly lower short-term interest rates and lower volumes continue to affect retail deposit revenues negatively. Total retail liabilities (including depots) amounted to SEK 37bn, which was 2 per cent above the last quarter. New sales of retail mortgage loans remained stable on a quarterly basis. Slightly improved renewal rates helped to stop the decrease in total lending amounting to SEK 85bn (stable compared to last quarter).

Profit improvement measures continue. New products and customer acquisition programmes start to yield results, i.e. special savings products combined with cross-selling activities, new concepts for professionals and small and medium sized companies.

Total expenses dropped to SEK 905m. Staff costs remained stable, in spite of salary increases. Staff numbers increased slightly, mainly due to the take-over of apprentices. Other costs developed favourably, too. Although major restructuring activities have been completed, further efficiency measures are ongoing.

Overall lower costs could only partly off-set lower revenues. Therefore, the cost/income ratio decreased slightly between 2004 and 2005, on a comparable basis.

Net credit losses amounted to SEK 124m and remained stable.

Eastern European Banking

This division comprises the three wholly owned Baltic banks SEB Eesti Ühispank (Estonia), SEB Unibanka (Latvia) and SEB Vilniaus Bankas (Lithuania) with its subsidiary Bank Agio in the Ukraine. The three banks serve 2.2 million customers, of which 965,000 use the Internet services, via some 200 branch offices and Internet banks. SEB's mutual fund company in Poland, SEB TFI, and the listed medium-sized Polish bank Bank Ochrony Środowiska, BOS, of which SEB owns 47 per cent, also form part of the division.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004	Change, per cent	Full year 2004
Net interest income	415	400	4	372	12	1 560
Net fee and commission income	193	206	-6	170	14	760
Net financial income	63	65	-3	51	24	209
Net life insurance income	10	19	-47	16	-38	57
Net other income	21	13	62	24	-13	91
Total operating income	**702**	**703**	**0**	**633**	**11**	**2 677**
Staff costs	-184	-178	3	-180	2	-709
Other expenses	-128	-152	-16	-116	10	-534
Depreciation, amortisation and impairments of tangible and intangible assets	-49	-47	4	-49		-196
Total operating expenses	**-361**	**-377**	**-4**	**-345**	**5**	**-1 439**
Gains less losses from tangible and intangible assets	2	-1		3	-33	
Net credit losses	-7	-24	-71	-19	-63	-85
Operating profit	**336**	**301**	**12**	**272**	**24**	**1 153**
Cost/Income ratio	0,51	0,54		0,55		0,54
Business equity, SEK bn	4,3	4,4		3,7		4,0
Return on equity, %	22,6	19,7		21,5		20,6
Number of full time equivalents, average	4 595	4 049		4 029		4 043

Continued profit growth...

The operating profit for the first quarter was 24 per cent higher than for the corresponding period last year and 12 per cent higher than the previous quarter.

Total income increased by 11 per cent, mainly due to growth in net interest income and net commissions. Net interest margins continued to show a downward trend in the Baltic countries. In particular, a sharp drop was experienced in Estonia due to fierce competition in household lending.

The main drivers of commission income growth were commissions from lending (44 per cent), cards (23 per cent) and fund management (28 per cent).

Total expenses increased by 5 per cent compared to the corresponding period last year. So far, costs have been slightly negatively affected by the ongoing re-branding process, which will be finished during the second quarter. The cost/income ratio improved to 0.51 from 0.55 last year. The quality of the credit portfolio remains high, thus leading to lower net credit losses than last year SEK 7m (19).

BOS bank is not included in the first quarter results.

...based on continued volume growth

The loan portfolio of SEB's Baltic banks increased by 30 per cent, year-on-year, reaching SEK 52bn by the end of March. Deposits rose by 28 per cent, to SEK 37bn. A particularly strong growth both in lending and deposits was experienced in Latvia. The major growth segment in all three Baltic countries continued to be mortgage lending to the household sector. Despite strong volume growth there was a slight reduction in market shares within some segments. The combined markets share for lending and deposits in the Baltic countries is close to 30 per cent.

Assets under management increased by 15 per cent, year-on-year, totalling SEK 9bn at the end of March.

High activity level

The three Baltic banks are in the process of being re-branded. Starting from April they are named SEB Eesti Ühispank, SEB Unibanka and SEB Vilniaus Bankas. The re-branding process will be finished during the second quarter, whereas marketing activities will continue throughout the year.

SEB Vilniaus Bankas has completed its acquisition of the Ukrainian Bank Agio. The integration of the bank with the SEB Group is under way.

Investment banking operations have been established in the three Baltic countries via SEB Vilniaus Bankas subsidiary company SEB Vilfima. Enskilda Securities will be a key partner in developing this business.

SEB Asset Management

This division offers a full spectrum of investment management expertise and services to institutions, life insurance companies and private individuals. The offerings include equity and fixed income management, private equity and hedge funds. SEB Asset Management has offices in Copenhagen, Helsinki, Frankfurt, Luxembourg and Stockholm. The division employs about 100 portfolio managers and analysts.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004	Change, per cent	Full year 2004
Net interest income	18	21	*-14*	19	*-5*	77
Net fee and commission income	364	434	*-16*	373	*-2*	1 516
Net financial income	3	3		1	*200*	9
Net other income	2	4	*-50*	7	*-71*	22
Total operating income	**387**	**462**	***-16***	**400**	***-3***	**1 624**
Staff costs	-120	-100	*20*	-123	*-2*	-475
Other expenses	-87	-100	*-13*	-89	*-2*	-358
Depreciation, amortisation and impairments of tangible and intangible assets	-3	-4	*-25*	-5	*-40*	-19
Total operating expenses	**-210**	**-204**	***3***	**-217**	***-3***	**-852**
Operating profit	**177**	**258**	***-31***	**183**	***-3***	**772**
Cost/Income ratio	0,54	0,44		0,54		0,52
Business equity, SEK bn	1,8	1,8		1,8		1,8
Return on equity, %	28,3	41,3		29,3		30,9
Number of full time equivalents, average	443	446		442		443

Stable result

The division's operating profit for the first quarter was in line with the corresponding period of 2004, but decreased compared with the previous quarter. The deterioration is fully explained by high performance fees last year, particularly in the fourth quarter. Excluding performance fees the underlying income level improved compared to both the corresponding and the previous quarter.

Total expenses were 3 per cent lower than in the first quarter of 2004. The cost/income ratio remained stable, at 0.54. Staff costs were at a stable level. However, due to extraordinarily low variable compensation costs in the fourth quarter of 2004 staff costs were 20 per cent higher in the current period. These factors explain why the result in comparison to last quarter was down by 31 per cent, albeit at a stable level in a longer perspective.

Satisfactory net sales

Net sales were almost at the same strong level as the corresponding period last year, SEK 8.7bn (9.2). Institutional sales were strong in Sweden and Germany, whereas Finland dropped somewhat due to loss of a few large institutional mandates. Retail sales increased by 13 per cent at a divisional level. However, the market in Sweden has been weak and the increase came mainly from Finland and Denmark.

In Sweden, the mutual funds market has been negatively affected by the removal of the inheritance and gift tax at the turn of the year, which has caused a general shift from a tax-exempt insurance to new pension insurance products, and a 14 per cent decline in the market. SEB's net sales of its own mutual funds increased to SEK 2.0bn (1.6), compared to a total market of SEK 26bn (30). This represented a market share of 7.8 per cent (5.4). Excluding the Government pension-plan (PPM), the market share was 11 per cent. The increase was mainly due to net sales of mutual funds to institutional clients whereas the retail segment dropped following the general market decline.

Assets under management at all-time-high

The division's total assets under management including external mutual funds increased by 7 per cent, to SEK 676bn, which is all-time-high for comparable business units. The equity portion was 38 per cent (35) and fixed income 55 per cent (57). Total mutual funds including external funds represented 39 per cent (36) of the division's assets under management, totalling SEK 264bn (230), of which SEK 178bn (156) in Sweden.

Investment performance

Investment performance is a key focus area in the pursuit of high client satisfaction. The first quarter showed good performance in Finland and Germany and weaker in Sweden. Average Morningstar ratings for Swedish mutual funds increased to 3.0, or a number two position compared to peers. 51 per cent of Swedish mutual funds performed better than index. Overall performance was, however, slightly lower than index. The long term trend of ratings is good for SEB, despite a somewhat slow start to the year.

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance groups. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance. The group operates in Sweden, Denmark, Finland, Ireland, the UK and Luxembourg and serves 1.5 million customers.

The traditional life insurance operations in Sweden are conducted in the mutually operated insurance companies Nya and Gamla Livförsäkringsaktiebolaget, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account

SEK m	Q1 2005	Q4 2004	Change, per cent	Q1 2004 1)	Change, per cent	Full year 2004
Net interest income	4	7	-43	9	-56	33
Net life insurance income	658	685	-4	412	60	1 907
Net other income				-3	-100	-8
Total operating income	**662**	**692**	**-4**	**418**	**58**	**1 932**
Staff costs	-229	-225	2	-137	67	-634
Other expenses	-367	-285	29	-274	34	-1 021
Net Deferred Acquisition Costs	112	77	45	97	15	316
Depreciation, amortisation and impairments of tangible and intangible assets	-7	-6	17	-6	17	-23
Total operating expenses	**-491**	**-439**	**12**	**-320**	**53**	**-1 362**
Operating profit	**171**	**253**	**-32**	**98**	**74**	**570**
Change in surplus values, net	268	520	-48	325	-18	1 427
Business result	**439**	**773**	**-43**	**423**	**4**	**1 997**
Change in assumptions	-39	789	-105			789
Financial effects of short-term market fluctuations	223	108	106	226	-1	101
Total result	**623**	**1 670**	**-63**	**649**	**-4**	**2 887**
Cost/Income ratio	0,74	0,63		0,77		0,70
Business equity, SEK bn	7,4	7,4		4,4		5,2
Return on equity, %						
based on operating profit	6,7	9,8		6,4		7,9
based on business result	17,1	30,1		27,7		27,5
Number of full time equivalents, average	1 113	1 113		717		816

1) Excluding Codan Pension that was acquired 1 Oct 2004

A good result despite negative one-off effects

SEB Trygg Liv started the year by delivering an operating profit of SEK 171m, including negative one-off effects of SEK 54m. The underlying operating result excluding Codan Pension amounted to SEK 130m (98). However, the result was negatively affected by a one-off provision of SEK 30M, required by the Financial Supervisory Authority (Finansinspektionen) to adjust the highest level of permitted discount rate for valuation of the sickness insurance liabilities.

Codan Pension's operating profit was SEK 95m before deduction of split costs, a one-off effect of SEK 24m. The result is higher than earlier communicated profit level of SEK 75m per quarter (or SEK 300m annually) after funding costs, but not as strong as the particularly good result of 121m in the fourth quarter of 2004. Compared to last year premium income increased by 22 per cent and the cost level in the ongoing business was unchanged.

The division's income has been reduced by the extra provision mentioned above, which explains the decrease compared to last quarter. The cost increase is due to the Codan Pension split costs, and increased sales costs due to higher sales volumes on the Swedish market.

New business margin rose to 24.3 per cent (19.5), excluding Codan Pension. The increase is due to changed discount rate assumptions and higher sales volumes in relation to sales costs.

The business result (including changes in surplus values) amounted to SEK 439m (423). At present, surplus values are not calculated in the Danish operations. The surplus values are not included in the SEB Group's result and balance sheet. For details, see Additional Information at www.sebgroup.com.

Continued strong sales

The SEB Trygg Liv total sales amounted to SEK 10.9bn, measured as weighted volume.

The sales from SEB Trygg Liv's Swedish business, which accounted for the biggest part of total sales, increased by 6 per cent, to SEK 8.8bn. Unit-linked sales in Sweden increased by 14 per cent. The increase is due to increased sales to private

individuals, mainly of the new endowment pension product, "kapitalpension", that was launched at the beginning of 2005. Sales to private individuals are to less extent sold via insurance brokers. Thereby, the share of sales through internal distribution channels increased from 30 to more than 50 per cent of total sales. Around 95 per cent of the sales consisted of unit-linked insurance, the division's main focus. SEB Trygg Liv is the market leader within unit-linked insurance in Sweden, with a share of new business amounting to 34.8 per cent (29.5) as per 31 December 2004. Payments into the product Individual Pension Savings (IPS) were SEK 135m (143) and into PPM SEK 548m (491).

The sales from SEB Life (Ireland) and its branch office in Luxembourg rose to SEK 431m (54), measured as weighted volume, mainly attributable to the endowment pension product. The Irish endowment pension product was launched during the fourth quarter 2004.

Codan Pension's sales amounted to SEK 1.7bn, measured as weighted volume, of which 36 per cent was unit-linked insurance. The share sold via insurance brokers was almost 40 per cent.

Codan Pension was acquired 1 October 2004. The acquisition was part of SEB's ambition to strengthen its position in northern Europe and within the life insurance area. Codan Pension is the fourth largest life insurance company in Denmark, with a market share of 9 per cent in premium income. This autumn Codan Pension will be re-branded to SEB Pension.

The SEB Trygg Liv Group's (including Codan Pension) assets under management increased to SEK 327bn, compared to SEK 312bn at year-end. Premium income (paid in premiums) increased by 10 per cent to SEK 7.1bn.

Traditional life insurance

The traditional life insurance operations in Codan Pension are carried out in a profit-sharing company and are therefore part of the SEB Trygg Liv Group result above. In Sweden these operations, however, are conducted in two mutually driven companies whose results are not consolidated with SEB Trygg Liv's result.

Total return in Gamla Livförsäkringsaktiebolaget was 2.2 per cent and the collective consolidation ratio 107 per cent as per 31 March 2005. For Nya Livförsäkringsaktiebolaget total return was 0.4 per cent and the collective consolidation ratio 101 per cent. For more facts concerning these companies, see Additional Information at www.sebgroup.com.

The SEB Group

Net fee and commission income – Group

SEKm	Q1 2005	Q4 2004	%	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Issue of securities	21	8	*163*	21	22	*-5*	58
Secondary market shares	568	480	*18*	568	638	*-11*	2 047
Secondary market other	57	85	*-33*	57	54	*6*	335
Custody and mutual funds	1 096	1 134	*-3*	1 096	980	*12*	4 207
Securities commissions	**1 742**	**1 707**	***2***	**1 742**	**1 694**	***3***	**6 647**
Payments	397	417	*-5*	397	387	*3*	1 584
Card fees	746	812	*-8*	746	646	*15*	2 950
Payment commissions	**1 143**	**1 229**	***-7***	**1 143**	**1 033**	***11***	**4 534**
Lending	174	227	*-23*	174	191	*-9*	965
Deposits	24	53	*-55*	24	33	*-27*	153
Advisory	212	239	*-11*	212	176	*20*	736
Guarantees	51	54	*-6*	51	53	*-4*	216
Derivatives	74	54	*37*	74	109	*-32*	348
Other	160	118	*36*	160	232	*-31*	637
Other commissions	**695**	**745**	*-7*	**695**	**794**	*-12*	**3 055**
Commission income	**3 580**	**3 681**	***-3***	**3 580**	**3 521**	***2***	**14 236**
Securities commissions	-76	-68	*12*	-76	-73	*4*	-368
Payment commissions	-384	-434	*-12*	-384	-335	*15*	-1 525
Other commissions	-176	-120	*47*	-176	-172	*2*	-639
Commission expense	**-636**	**-622**	***2***	**-636**	**-580**	***10***	**-2 532**
Securities commissions, net	1 666	1 639	*2*	1 666	1 621	*3*	6 279
Payment commissions, net	759	795	*-5*	759	698	*9*	3 009
Other commissions, net	519	625	*-17*	519	622	*-17*	2 416
Net fee and commission income	**2 944**	**3 059**	***-4***	**2 944**	**2 941**	***0***	**11 704**

Net financial income – Group

SEKm	Q1 2005	Q4 2004	%	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Equity instruments and related derivatives	152	170	*-11*	152	148	*3*	964
Interest bearing instruments and related derivatives	21	366	*-94*	21	689	*-97*	1116
Currency related	607	671	*-10*	607	492	*23*	1 975
Other financial instruments*		- 675			- 499		-1 879
Net trading income	**780**	**532**	***47***	**780**	**830**	***-6***	**2 176**
Net income from other items at fair value	**-26**			**-26**			
Net financial income	**754**	**532**	***42***	**754**	**830**	***-9***	**2 176**

* From 2005 classification is in accordance with IAS 39.

Net credit losses – Group

SEKm	Q1 2005	Q4 2004	%	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Provisions:							
Net collective provisions	40	273	*-85*	40	- 204	*-120*	201
Specific provisions	- 235	- 452	*-48*	- 235	- 100	*135*	-1 010
Reversal of specific provisions no longer required	83	210	*-60*	83	89	*-7*	467
Net provisions for contingent liabilities	- 11	1		- 11			80
Net provisions	- 123	32		- 123	- 215	*-43*	- 262
Write-offs:							
Total write-offs	- 354	- 432	*-18*	- 354	- 255	*39*	-1 828
Reversal of specific provisions utilized for write-offs	203	167	*22*	203	169	*20*	1 043
Recovered from previous write-offs	79	48	*65*	79	77	*3*	304
Net write-offs	- 72	- 217	*-67*	- 72	- 9		- 481
Net credit losses	**- 195**	**- 185**	***5***	**- 195**	**- 224**	***-13***	**- 743**
Change in value of seized assets	**-2**	**-3**	**-33**	**-2**	**12**	**-117**	**42**
Net credit losses incl. change in value	**- 197**	**- 188**	**5**	**- 197**	**- 212**	***-7***	**- 701**

Balance sheet - Group

Condensed SEK m	31 March 2005	1 January 2005 *	31 December 2004	31 March 2004
Cash and cash balances with central banks	16 401	12 979	12 979	14 044
Loans and advances to credit institutions	239 382	208 554	208 226	218 854
Loans and advances to the public	786 144	786 551	783 355	743 101
Financial assets at fair value **	410 286	387 801	336 814	370 066
Available-for-sale financial assets **	151 195	135 290	175 400	56 536
Held-to-maturity investments **	14 265	13 781	15 536	16 962
Investments in associates	1 320	1 315	1 266	1 455
Tangible and intangible assets	22 185	21 432	17 574	16 966
Other assets	43 984	47 821	55 401	42 693
Total assets	**1 685 162**	**1 615 524**	**1 606 551**	**1 480 677**
Deposits by credit institutions	390 306	361 755	370 483	339 291
Deposits and borrowing from the public	531 540	516 836	516 513	536 589
Liabilities to policyholders	153 490	145 730	145 730	64 937
Debt securities	300 015	268 124	268 368	241 487
Financial liabilities at fair value	152 599	177 137	101 366	162 144
Other liabilities	70 331	63 918	120 896	55 269
Provisions	1 645	758	628	600
Subordinated liabilities	32 544	30 868	30 804	28 795
Total equity	52 692	50 398	51 763	51 565
Total liabilities and equity	**1 685 162**	**1 615 524**	**1 606 551**	**1 480 677**
* Including effects of IAS 32 and IAS 39.				
** Of which interest bearing	323 966	439 090	430 085	486 032

Restatement to IFRS - Group

Total equity SEKm	31 December 2004	31 March 2004
Equity according to previous accounting principles	51 008	51 450
New accounting principles (IFRS excl IAS 32 and 39)	- 160	- 160
New accounting principles (IFRS 2), Employee stock options	55	14
New accounting principles in profit and loss	775	187
Equity according to IFRS	**51 678**	**51 491**
Minority interests	85	74
Total equity according to IFRS	**51 763**	**51 565**

Memorandum items - Group

SEK m	31 March 2005	31 December 2004	31 March 2004
Collateral and comparable security pledged for own liabilities	269 909	272 326	108 345
Other pledged assets and comparable collateral	116 866	111 773	112 833
Contingent liabilities	45 202	43 082	41 521
Commitments	226 576	221 815	219 345

Total equity – Group

SEK m	31 March 2005	1 January 2005 *	31 December 2004	31 March 2004
Opening balance	85	85	73	73
New accounting principles (IFRS excl IAS 39)			- 5	- 4
Net change	9		17	5
Minority interests	**94**	**85**	**85**	**74**
Opening balance	1 015			
New accounting principles (IAS 39), Cash flow hedges and Afs valuation		1 015		
Net change in reserves	176			
Revaluation reserves	**1 191**	**1 015**	**0**	**0**
Opening balance	49 298	51 678	48 464	48 464
New accounting principle (IAS 19), Pensions			1 383	1 383
New accounting principles (IFRS excl IAS 32 and 39)			- 160	- 160
New accounting principles (IFRS 2), Employee stock options			55	14
New accounting principles (IAS 32), Swap agreements		-1 424		
New accounting principles (IAS 39), Non IAS 39 compliant hedges		- 956		
Dividend to shareholders			-2 818	
Dividend, own holdings of shares			152	
Result, holding of own shares	- 107		- 3	- 145
Swap hedging of employee stock option programme	210		- 37	30
Neutralisation of PL impact of employee stock option programme	16			
Utilisation of employee stock options	49			
Eliminations of repurchased shares for stock option programme**			- 674	
Eliminations of repurchased shares for improvement of the capital structure***	- 218		-1 804	
Net group contribution to non-consolidated subsidiaries			- 129	
Translation difference****	160		- 116	- 50
Net profit attibutable to equity holders [1)]	1 999		7 365	1 955
Core equity	**51 407**	**49 298**	**51 678**	**51 491**
Total equity	**52 692**	**50 398**	**51 763**	**51 565**
1) Net profit attibutable to equity holders				
Reported	1 999		6 590	1 768
New accounting principles (IFRS excl IAS 39)			775	187
Total	1 999		7 365	1 955

* Including effects of IAS 32 and IAS 39.

** As of 31 March 2005, SEB has repurchased 7.0, 6.2 and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meetings in 2002, 2003 and 2004 respectively. The acquisition cost for these shares are deducted from shareholders equity. In 2005 0.5 million employee stock options have been utilised. The market value corresponding to the 18.9 million shares net was SEK 2,533m as of 31 March 2005.

*** Repurchased 18.4 million shares in order to create possibilities for the improvement of the capital structure of the Bank as decided at the 2004 Annual General Meeting. The acquisition cost for these shares are deducted from shareholders equity, the market value as of 31 March 2005 was SEK 2,459m.

**** In accordance with IFRS 1 SEB has choosen to zero out the translation difference accumulated before 2004-01-01.

Cash flow analysis - Group

SEKm	Jan - Mar 2005	Jan - Mar 2004	%	Full year 2004
Cash flow from the profit and loss statement	3 160	3 377	-6	7 808
Increase (-)/decrease (+) in portfolios	-47 111	-88 245	-47	-78 920
Increase (+)/decrease (-) in issued short term securities	12 191	6 324	93	23 411
Increase (-)/decrease (+) in lending to credit institutions	-30 824	-39 091	-21	-28 321
Increase (-)/decrease (+) in lending to the public	140	-34 685	-100	-76 846
Increase (+)/decrease (-) in liabilities to credit institutions	28 552	77 643	-63	110 336
Increase (+)/decrease (-) in deposits and borrowings from the public	14 703	42 873	-66	23 484
Increase (-)/decrease (+) in insurance portfolios*	-4 550			
Change in other balance sheet items	6 598	16 950	-61	-5 856
Cash flow, current operations	-17 141	-14 854	15	-24 904
Cash flow, investment activities	- 986	- 8		- 383
Cash flow, financing activities	21 376	19 018	12	28 652
Cash flow	**3 249**	**4 156**	**-22**	**3 365**
Liquid funds at beginning of year	12 979	9 707	34	9 707
Exchange difference in liquid funds	173	181	-4	- 93
Cash flow	3 249	4 156	-22	3 365
Liquid funds at end of period	**16 401**	**14 044**	**17**	**12 979**

* From 2005 classification is in accordance with IAS 39.

Only liquid funds have been adjusted for exchange rate differences. Comparative amounts have been restated.

Impaired loans and seized assets - Group

SEK m	31 March 2005	1 January proforma**	31 December 2004	31 March 2004
Non-performing impaired loans	8 250	8 086	8 086	8 693
Performing impaired loans	701	745	745	1 194
Impaired loans gross*	**8 951**	**8 831**	**8 831**	**9 887**
Specific reserves for lending losses	-4 550	-4 547	-4 893	-5 174
of which reserves for non-performing loans	*-4 103*	*-4 180*	*-4 526*	*-4 556*
of which reserves for performing loans	*-447*	*-367*	*- 367*	*- 618*
Collective reserves	-2 481	-2 448	-1487	-1979
Impaired loans net	**1 920**	**1 836**	**2 451**	**2 734**
Reserves not included in the above:				
Reserves for country risk			- 615	- 658
Reserves for off-balance sheet items	-269	-255	- 255	- 304
Total reserves	**-7 300**	**-7 250**	**-7 250**	**-8 115**
Level of impaired loans (Impaired loans, net in relation to lending, net at end of period)	**0.24%**	**0.23%**	**0.31%**	**0.37%**
Reserve ratio for impaired loans (Specific + collective reserves in relation to impaired loans gross, per cent)	**78.5%**	**79.2%**	**72.2%**	**72.3%**
Specific reserve ratio for impaired loans	*50.8%*	*51.5%*	*55.4%*	*52.3%*
Pledges taken over				
Buildings and land	113	106	106	112
Shares and participations	41	40	40	72
Total volume of pledges taken over	**154**	**146**	**146**	**184**

* Individually impaired loans.

** As a consequence of IFRS, reserves for country risk and homogeneous groups have been reclassified to collective reserve. Reserves for homogeneous groups were previously classified as specific reserves.

The SEB share



110
108
106
104
102
100
98
96
94
92
90
2004-12-31
2005-01-07
2005-01-14
2005-01-21
2005-01-28
2005-02-04
2005-02-11
2005-02-18
2005-02-25
2005-03-04
2005-03-11
2005-03-18
2005-03-25
AFG
SEB
DJEB
SEB A
AFFÄRSVÄRLDENS GENERALINDEX
DJ STOXX EUROPEAN BANKS INDEX

Rating

Moody's Outlook Stable		Standard & Poor's Outlook Stable		Fitch Outlook Stable	
Short	Long	Short	Long	Short	Long
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	**A-1**	AA+	**F1**	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		**A+**
	A2		**A**		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

SEB's major shareholders

March 2005	Share of capital, per cent
Investor AB	19,6
Trygg Foundation	9,3
Robur Funds	2,3
AFA Försäkring	2,2
SHB/SPP Funds	2,1
SEB Funds	1,6
Nordea Funds	1,5
Non-Swedish shareholders	19,9

Source: VPC/SIS Ägarservice